===============================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    Pursuant to Section 13a-16 15d-16 of the
                        Securities Exchange Act of 1934

                             Dated: March 19, 2008

                       Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


      Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                   (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [_]              Form 40-F [X]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). [_]

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes [_]              No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Teck Cominco Limited
                                              (Registrant)



Date:    March 19, 2008                       By: /s/ Karen L. Dunfee
                                                  ------------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary

                              TECK COMINCO LIMITED
                               200 Burrard Street
                                 Vancouver, BC
                                    V6C 3L9

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

         TAKE NOTICE that the Annual and Special Meeting (the "Meeting") of the Shareholders of TECK COMINCO LIMITED (the "Corporation") will be held in Waterfront Ballroom C, Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia, on Wednesday, the 23rd day of April, 2008, at 11:00 a.m. Pacific Daylight Time, to:

         (a) receive the Annual Report of the Corporation containing the audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2007 and the report of the Auditor thereon;

         (b)   elect 14 directors;

         (c) appoint the Auditor and authorize the directors to fix the Auditor's remuneration; (d) consider and, if deemed appropriate, to approve, with or without variation, a resolution, the full text of which is attached as Schedule "B" to the accompanying Management Proxy Circular, confirming General By-law No. 1 which governs the affairs of the Corporation;

         (e) consider and, if deemed appropriate, to approve, with or without variation, a resolution, the full text of which is attached as Schedule "D" to the accompanying Management Proxy Circular, confirming By-law No. 2 which amends General By-law No. 1; and

         (f) transact such other business as may properly come before the Meeting or any adjournment thereof.

NOTES:

1. For those shareholders who requested it, a copy of the Annual Report accompanies this Notice of Meeting.

2. A Management Proxy Circular and form of proxy accompanies this Notice of Meeting. Registered shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy. A proxy will not be valid unless it is deposited at the offices of CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M5A 4K9 or if by hand, 320 Bay Street, Banking Hall Level, Toronto, Ontario at least 48 hours before the Meeting.

3. As provided in the Canada Business Corporations Act, the directors have fixed a Record Date of March 3, 2008. Accordingly, shareholders registered on the books of the Corporation at the close of business on March 3, 2008 are entitled to notice of the Meeting and to vote at the Meeting.

4. If you are a non-registered shareholder and receive these materials through your broker or other intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or intermediary.

         DATED this 3rd day of March, 2008.


                                              By order of the Board of Directors
                                              Karen L. Dunfee


                                              /s/ Karen L. Dunfee
                                              Corporate Secretary

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                               [GRAPHIC OMITTED]
                              [LOGO - TECKCOMINCO]

                           MANAGEMENT PROXY CIRCULAR

                               TABLE OF CONTENTS

   Solicitation of Proxies.................................................- 1 -
   Voting of Shares........................................................- 1 -
   Registered Shareholders.................................................- 1 -
   Non-Registered Shareholders.............................................- 2 -
      Objecting Beneficial Owners..........................................- 2 -
      Non-Objecting Beneficial Owners......................................- 2 -
   Voting Shares and Principal Holders of Voting Shares....................- 3 -
   Subordinate Voting Shareholder Protection...............................- 3 -
   Record Date.............................................................- 4 -
PARTICULARS OF MATTERS TO BE ACTED ON......................................- 5 -
   Election of Directors...................................................- 5 -
   Appointment of Auditor.................................................- 11 -
      Auditor's Fees......................................................- 11 -
   Confirmation of General By-Law No. 1...................................- 12 -
   Confirmation of By-Law No. 2...........................................- 12 -
REPORT OF THE CORPORATE GOVERNANCE AND NOMINATING COMMITTEE...............- 13 -
      The Board...........................................................- 13 -
      Position Descriptions...............................................- 14 -
      Ethical Business Conduct............................................- 14 -
      Nomination of Directors.............................................- 14 -
      Compensation........................................................- 15 -
      Other Board Committees..............................................- 15 -
      Assessments.........................................................- 16 -
REPORT OF THE AUDIT COMMITTEE.............................................- 17 -
      Financial Reporting.................................................- 17 -
      With Respect to the External Auditor................................- 18 -
      With Respect to the Internal Auditor................................- 18 -
      Financial Controls Program ("FCP")..................................- 18 -
      Charter and Key Practices...........................................- 19 -
COMPENSATION OF NAMED EXECUTIVE OFFICERS..................................- 20 -
   Annual Compensation....................................................- 20 -
   SUMMARY COMPENSATION TABLE.............................................- 20 -
   Options to Purchase Securities.........................................- 21 -
   Aggregated Option Exercises During Most Recently Completed Financial
      Year and Financial Year-End Option Values...........................- 22 -
PENSION PLANS.............................................................- 22 -
   Pension Plan for Executive and Qualified Senior Salaried Employees and
      Executive Retirement Agreements.....................................- 22 -
PENSION PLAN TABLE........................................................- 23 -
EXECUTIVE AGREEMENT BENEFITS..............................................- 23 -
===============================================================================

===============================================================================
   Teck Cominco Metals Ltd. Retirement Income Plan/Supplementary
      Retirement Income Plan..............................................- 24 -
   Defined Contribution Provision.........................................- 24 -
   Supplemental Pension Disclosure........................................- 24 -
EMPLOYMENT AGREEMENTS.....................................................- 25 -
INSURANCE.................................................................- 25 -
REPORT ON EXECUTIVE COMPENSATION..........................................- 25 -
   Structure of Executive Compensation....................................- 26 -
   Base Salary............................................................- 26 -
   Annual Incentive Bonus.................................................- 26 -
   Benefits...............................................................- 27 -
   Equity Compensation Plans..............................................- 27 -
      Stock Option Plans..................................................- 27 -
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS........- 28 -
      Share Unit Plans....................................................- 28 -
CHIEF EXECUTIVE OFFICER COMPENSATION......................................- 29 -
COMPENSATION OF DIRECTORS.................................................- 31 -
   Mandatory Shareholding Policy for Directors............................- 31 -
SHAREHOLDER PROPOSALS FOR THE 2009 ANNUAL MEETING.........................- 31 -
SHARE PERFORMANCE GRAPH...................................................- 32 -
ADDITIONAL INFORMATION....................................................- 33 -
BOARD OF DIRECTORS' APPROVAL..............................................- 33 -
SCHEDULE A...................................................................A-1
SCHEDULE B...................................................................B-1
SCHEDULE C...................................................................C-1
SCHEDULE D...................................................................D-1
SCHEDULE E...................................................................E-1
SCHEDULE F...................................................................F-1
===============================================================================

SOLICITATION OF PROXIES

     THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF TECK COMINCO LIMITED (THE "CORPORATION") OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION (THE "MEETING") TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING AND AT ANY ADJOURNMENT(S) THEREOF. Solicitation will be made primarily by mail, but may be supplemented by solicitation personally by directors, officers and employees of the Corporation without special compensation. The cost of solicitation by management will be borne by the Corporation. The information contained herein is given as of March 3, 2008, unless otherwise stated.

     The persons named in the accompanying form of proxy are officers and/or directors of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION) TO REPRESENT THE SHAREHOLDER AT THE MEETING MAY DO SO either by inserting such person's name in the blank space provided in the form of proxy or by completing another form of proxy, and in either case delivering the completed form of proxy to CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M5A 4K9 or if by hand, 320 Bay Street, Banking Hall Level, Toronto, Ontario at least 48 hours before the Meeting.

     A shareholder may revoke a proxy by instrument in writing executed by the shareholder or by such shareholder's attorney authorized in writing and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time the proxy is used, or in any other manner permitted by law.

     The shares represented by the persons named in the accompanying form of proxy will be voted for or against or withheld from voting on any ballot that may be called for in accordance with the directions contained therein. If the shareholder specifies a choice on the form of proxy, the shares represented by the persons named in the accompanying form of proxy will be voted accordingly. IN THE ABSENCE OF ANY SUCH DIRECTION, SUCH SHARES WILL BE VOTED: (I) FOR THE ELECTION OF DIRECTORS; (II) FOR THE APPOINTMENT OF THE AUDITOR AND TO AUTHORIZE THE DIRECTORS TO FIX THE AUDITOR'S REMUNERATION; (III) FOR CONFIRMATION OF GENERAL BY-LAW NO. 1; AND (IV) FOR CONFIRMATION OF BY-LAW NO. 2. A simple majority of the votes cast at the Meeting is required to pass the resolutions proposed to be voted on at the Meeting. The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. The management of the Corporation knows of no such amendments or variations, or of any matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING OF SHARES

REGISTERED SHAREHOLDERS

     If you are a registered shareholder you may vote your shares by two methods. You may vote in person at the Meeting or by proxy as explained below. If your shares are held in the name of an intermediary, please see below under the heading, "Non-Registered Shareholders".

     If you are a registered shareholder and plan to attend the Meeting and vote your shares in person you do not need to complete and return the form of proxy. Your vote will be recorded and counted at the Meeting. Please register with a representative of CIBC Mellon Trust Company ("CIBC Mellon"), the transfer agent, upon arrival at the Meeting.

     If you are a registered shareholder and are unable to attend the Meeting in person, you may vote by proxy by completing, dating and signing the enclosed form of proxy and sending it by mail or delivery in the enclosed envelope to the Corporate Secretary of the Corporation c/o CIBC Mellon Trust Company,
Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M5A 4K9 or if by hand, 320 Bay Street, Banking Hall Level, Toronto, Ontario, or to the Corporate Secretary of the Corporation at the Corporation's registered office located at Suite 600 - 200 Burrard Street, Vancouver, B.C. V6C 3L9 at least 48 hours before the Meeting. You may also fax your completed proxy to 1-866-781-3111 or 416-368-2502.

NON-REGISTERED SHAREHOLDERS

     In the Notice of Meeting, this Management Proxy Circular and the form of proxy provided, all references to shareholders are to registered shareholders. In many cases, shares beneficially owned by a shareholder are registered either in the name of an intermediary that the non-registered shareholder deals with in respect of the shares or in the name of a clearing agency such as CDS Clearing and Depository Securities Inc. of which the intermediary of the non-registered shareholder is a participant.

     There are two kinds of beneficial owners: those who object to their names being made known to the Corporation, referred to as objecting beneficial owners ("OBOs") and those who do not object to the Corporation knowing who they are, referred to as non-objecting beneficial owners ("NOBOs"). The Meeting materials are being sent to both OBOs and NOBOs. In accordance with new legal requirements, the Corporation has decided this year to distribute copies of the Notice of Meeting, Management Proxy Circular, the enclosed form of proxy and the Corporation's 2007 Annual Report to NOBOs directly. Their names and addresses and information about their holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on their behalf. By choosing to send the Meeting materials to NOBOs directly, the Corporation has assumed responsibility for delivering these materials to them and executing their proper voting instructions. The Meeting materials for OBOs will continue to be distributed through clearing houses and intermediaries, who often use a service company such as ADP Investor Communications to forward meeting materials to non-registered shareholders.

OBJECTING BENEFICIAL OWNERS

     Intermediaries are required to forward Meeting materials to OBOs unless an OBO has waived the right to receive them. Generally, OBOs who have not waived the right to receive Meeting materials will either be given a proxy which has already been signed by the intermediary and is restricted as to the number of shares beneficially owned by the OBO but which is otherwise not completed or, more typically, be given a voting instruction form ("VIF") which must be completed and signed by the OBO in accordance with the directions on the VIF.

NON-OBJECTING BENEFICIAL OWNERS

     The Meeting materials with a form of proxy will be forwarded to NOBOs by the Corporation's transfer agent, CIBC Mellon. These proxies are to be completed and returned to CIBC Mellon in the envelope provided or by facsimile. CIBC Mellon will tabulate the results of the proxies received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the proxies they receive. The purpose of these procedures is to permit non-registered shareholders to direct the voting of the shares they beneficially own.

     Should a non-registered shareholder who receives either a proxy or a VIF wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the non-registered shareholder), the non-registered shareholder should strike out the names of the persons named in the proxy and insert the non-registered shareholder's (or such other person's) name in the blank space provided, or in the case of a VIF, follow the instructions on the form. By doing so the non-registered shareholder is instructing the intermediary to appoint them or their designee as proxyholder.

     IN ANY EVENT, NON-REGISTERED SHAREHOLDERS SHOULD CAREFULLY FOLLOW THE INSTRUCTIONS OF THEIR INTERMEDIARIES AND THEIR SERVICE COMPANIES OR CIBC MELLON, AS THE CASE MAY BE.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

     The Corporation is authorized to issue an unlimited number of Class A common shares, Class B subordinate voting shares and preference shares. At March 3, 2008, there were outstanding 9,353,450 Class A common shares, each carrying the right to 100 votes per share, and 432,657,282 Class B subordinate voting shares, each carrying the right to one vote per share. The Class B subordinate voting shares carry 31.63% of the aggregate voting rights attached to the Class A common and Class B subordinate voting shares.

     With the exception of the shareholders mentioned below, the directors and officers of the Corporation do not know of any person or company beneficially owning or exercising direction or control over shares carrying more than 10% of the votes attached to any class of voting securities of the Corporation.

     Temagami Mining Company Limited ("Temagami") has informed the Corporation that as at March 3, 2008, it beneficially owned or exercised direction or control over 4,300,000 Class A common shares (representing 45.97% of the Class A common shares outstanding) and 860,000 Class B subordinate voting shares (representing 0.20% of the Class B subordinate voting shares outstanding) of the Corporation, which shares represent 31.50% of the total votes attached to the combined outstanding Class A common shares and Class B subordinate voting shares. Keevil Holding Corporation beneficially owns 51% of the outstanding shares of Temagami, and SMM Resources Incorporated ("SMM"), a wholly owned subsidiary of Sumitomo Metal Mining Co. Ltd., beneficially owns 49% of the outstanding shares of Temagami.

     In addition to the foregoing, SMM has informed the Corporation that as at March 3, 2008, it beneficially owned and exercised direction or control over 1,469,000 Class A common shares and 295,800 Class B subordinate voting shares of the Corporation. Accordingly, SMM exercises voting rights representing 10.76% of the total votes attached to the combined outstanding Class A common shares and Class B subordinate voting shares of the Corporation.

     As of March 3, 2008, Caisse de depot et placement du Quebec held 1,587,600 Class A common shares which represents 16.97% of the Class A common shares. Those shares, together with 8,481,131 Class B subordinate voting shares (representing 1.96% of the Class B subordinate voting shares outstanding) held by it, represent 12.22% of the total votes attached to the combined outstanding Class A common shares and Class B subordinate voting shares of the Corporation.

SUBORDINATE VOTING SHAREHOLDER PROTECTION

     The attributes of the Class B subordinate voting shares contain so-called "Coattail Provisions" which provide that in the event an offer (an "Exclusionary Offer") to purchase Class A common shares, which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, then each Class B subordinate voting share will be convertible into one Class A common share. The Class B subordinate voting shares will not be convertible in the event an Exclusionary Offer is not accepted by holders of a majority of the Class A common shares (excluding those shares held by the offeror making the Exclusionary Offer).

     If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a "take-over bid" or is otherwise exempt from any requirement that such offer be made to all or substantially all holders of Class A common shares, the Coattail Provisions will not be applicable.

     The above is a summary only. Reference should be made to the full text of the Coattail Provisions contained in the articles of the Corporation, a copy of which may be obtained on SEDAR or by writing to the Corporate Secretary of the Corporation.

RECORD DATE

     Each holder of issued and outstanding Class A common shares or Class B subordinate voting shares of record at the time of the close of business on March 3, 2008, (the "Record Date") will be given notice of the Meeting and will be entitled to vote at the Meeting, by proxy or in person, the number of shares held by such holder on the Record Date.

                     PARTICULARS OF MATTERS TO BE ACTED ON

ELECTION OF DIRECTORS

     Directors are elected annually and the Board of Directors of the Corporation (the "Board of Directors" or the "Board") has determined that the number of directors to be elected is 14. Unless authority to vote is withheld, the shares represented by the proxies hereby solicited will be voted by the persons named therein FOR the election of the nominees whose names are set forth below. Of the 14 nominees, all are presently members of the Board of Directors and the dates on which they were first elected or appointed are indicated below. Management does not contemplate that any nominee will be unable or unwilling to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote FOR another nominee in their discretion, unless the shareholder has specified in the accompanying form of proxy that such shareholder's shares are to be withheld from voting on the election of directors.

     Each of the following persons is nominated to hold office as a director until the next Annual Meeting or until his or her successor is duly elected or appointed.

======================================================================================================================
MAYANK M. ASHAR                         Independent    Mayank M. Ashar was appointed to the Board of Teck Cominco
Director Since:  2007                   (9)            Limited in November 2007.  He is a graduate of the University
Shareholdings:                                         of Toronto.  Mr. Ashar is presently Executive Vice President
Nil Class B Subordinate Voting          [GRAPHIC       of Suncor Energy.  From 2003 to 2007 he was Executive Vice
Nil Deferred Share Units                OMITTED--      President of Suncor Energy USA.  Mr. Ashar is a director of
(7)                                     PHOTOGRAPH]    Operation Eyesight, a charity that works towards treatment and prevention initiatives in developing regions of the world, and the Vice Chair of the World Petroleum  Congress,  Canadian
                                                       Chapter. Mr. Ashar is a resident of Calgary,  Alberta,  Canada and is 53.

======================================================================================================================
J. BRIAN AUNE                           Independent    J. Brian Aune joined the Board of Teck Corporation in
Director Since: 1995                    (9)            February 1995 and was a member of the Board of Cominco Ltd.
Shareholdings:                                         from 1997 to the date of the merger. Mr. Aune, a chartered
33,000 Class B Subordinate Voting       [GRAPHIC       accountant, joined Nesbitt Thomson Inc. in 1966 and served as
16,157 Deferred Share Units             OMITTED--      Chairman and Chief Executive Officer from 1980 to 1990. He
(1), (3), (4), (5)                      PHOTOGRAPH]    is President of Alderprise Inc. and was Chairman of St. James
                                                       Financial  Corporation  from  1990  to  September  2005  (both private investment companies). He is a director of a number of
                                                       Canadian   public   and   private    corporations    including
                                                       Constellation Software Inc. and Power Financial Corporation.
                                                       Mr. Aune is a resident of Magog, Quebec, Canada and is 68.
======================================================================================================================

======================================================================================================================
JALYNN H. BENNETT (13)                  Independent    Jalynn Bennett joined the Board of Teck Cominco Limited in
C.M.                                    (9)            April 2005. She is President of Jalynn H. Bennett and
Director Since:  2005                                  Associates Ltd., a consulting firm specializing in strategic
Shareholdings:                          [GRAPHIC       planning and organizational development in both the public
2,000 Class B Subordinate Voting        OMITTED--      and private sectors.  She holds a degree, specializing in
11,893 Deferred Share Units             PHOTOGRAPH]    economics, from the University of Toronto.  Ms. Bennett is
(2), (4), (5)                                          currently a director of the Canadian Imperial Bank of
                                                       Commerce, Nortel Networks Limited, Nortel Networks
                                                       Corporation, and Cadillac Fairview Corporation Limited. She is
                                                       also a director of The Hospital for Sick Kids Foundation; a
                                                       Member of the Lawrence National Centre for Policy and
                                                       Management, Richard Ivey School of Business, The University of
                                                       Western Ontario; and a Member of the Canada Millennium
                                                       Scholarship Foundation. She is a past Commissioner of the
                                                       Ontario Securities Commission and was a member of the Toronto
                                                       Stock Exchange, Canadian Stock Exchange and the Canadian
                                                       Institute of Chartered Accountants' Joint Committee on
                                                       Corporate Governance (the Saucier Committee).
                                                       Ms. Bennett is a resident of Toronto, Ontario, Canada and is
                                                       65.
======================================================================================================================
HUGH J. BOLTON                          Independent    Hugh J. Bolton joined the Board of Cominco Ltd. in 1998 and
F.C.A.                                  (9)            the Board of Teck Cominco in 2001.  He is a graduate of the
Director Since:  2001                                  University of Alberta (B.A. Economics).  Mr. Bolton was
Shareholdings:                          [GRAPHIC       managing partner of Coopers & Lybrand Canada (accounting
12,000 Class B Subordinate Voting       OMITTED--      firm) from 1984 to 1990 and Chairman and Chief Executive
16,157 Deferred Share Units             PHOTOGRAPH]    Officer  from 1991 to 1998.  He is presently Chairman of
(2), (3)                                               Epcor Utilities Inc., Chairman of Matrikon Inc., a director of the Toronto Dominion Bank, WestJet Airlines Ltd., Canadian
                                                       National Railway Company and  the Shock Trauma Air Rescue
                                                       Society (STARS).
                                                       Mr. Bolton is a resident of Edmonton, Alberta, Canada and is
                                                       69.
======================================================================================================================
NORMAN B. KEEVIL                        Not            Norman B. Keevil joined the Board of Teck Corporation in 1963
Director Since:  1963                   Independent    and was a member of the Board of Cominco Ltd. from 1986 to
Shareholdings:                          ((8))          the date of the merger.  He is a graduate of the University
418,880 Class A                                        of Toronto (B.A. Sc.) and the University of California at
567,802 Class B Subordinate Voting      [GRAPHIC       Berkeley (Ph. D.).  He received an honorary LL.D from the
20,660 Restricted Share Units           OMITTED--      University of British Columbia in May 1993.  He was Vice
(1)                                     PHOTOGRAPH]    President Exploration at Teck Corporation from 1962 to 1968,
                                                       Executive Vice President from 1968 to 1981, President and
                                                       Chief Executive Officer from 1981 to 2001 and has been
                                                       Chairman of the Board of Teck Cominco since 2001. He is a
                                                       lifetime director of the Mining Association of Canada. Dr.
                                                       Keevil was inducted into the Canadian Mining Hall of Fame in
                                                       January 2004.
                                                       Dr. Keevil is a resident of West Vancouver, B.C., Canada and is 70.
======================================================================================================================
NORMAN B. KEEVIL III                    Not            Norman B. Keevil III joined the Board of Teck Corporation in
Director Since:  1997                   Independent    1997.  He graduated from the University of British Columbia
Shareholdings:                          (11)           (B.A. Sc.) with a Mechanical Engineering degree.  Mr. Keevil
10,000 Class B Subordinate Voting                      is Vice President of Engineering with Triton Logging Inc.
8,317 Deferred Share Units              [GRAPHIC       (underwater harvesting company) of Victoria, B.C.  Prior to
4,981 Restricted Share Units            OMITTED--      joining Triton, he was President and Chief Executive Officer
(6), (7)                                PHOTOGRAPH]    of Pyramid Automation Ltd. (manufacturing process automation company), a company he helped found in 1998.
                                                       Mr. Keevil is a resident of Victoria, B.C., Canada and is 44.
======================================================================================================================

======================================================================================================================
TAKASHI KURIYAMA                        Independent    Takashi Kuriyama was appointed a director of Teck Cominco
Director Since:  2006                   (9)            Limited in June 2006.  He graduated from Akita University in
Shareholdings:                                         Japan (B.A. Eng.).  Mr. Kuriyama is Executive Vice President
2,000 Class B Subordinate Voting(10)    [GRAPHIC       of Sumitomo Metal Mining America Inc., as well as a director
2,955 Deferred Share Units              OMITTED--      of several other companies which are subsidiaries of Sumitomo
(6)                                     PHOTOGRAPH]    Metal Mining America Inc. (mining and mine development
                                                       company).

Mr. Kuriyama
                                                       is a resident of
                                                       Vancouver, B.C., Canada
                                                       and is 57.

======================================================================================================================
DONALD R. LINDSAY                       Not            Don Lindsay joined Teck Cominco Limited as President in
Director Since:  2005                   Independent    January 2005, was appointed a director in February 2005 and
Shareholdings:                          (12)           Chief Executive Officer in April 2005.  He is a graduate of
500,000 Class B Subordinate Voting                     Queens University (B.Sc., Hons.) and Harvard Business School
  131,605 Deferred Share Units          [GRAPHIC       (M.B.A.).  He is a director of Fording (GP) ULC.  Mr. Lindsay
    35,318 Restricted Share Units       OMITTED--      was employed by CIBC World Markets Inc. (investment banking)
(1)                                     PHOTOGRAPH]    from 1985 to 2004 where he was President of CIBC World
                                                       Markets Inc., Head of Investment and Corporate Banking and
                                                       Head of the Asia Pacific Region.
                                                       Mr. Lindsay is a resident of Vancouver, B.C., Canada and is
                                                       49.
======================================================================================================================
TAKURO MOCHIHARA                        Independent    Takuro Mochihara joined the Board of Teck Corporation in
Director Since:  2000                   (9)            2000.  He is a graduate of the University of Tokyo, Faculty
Shareholdings:                          [GRAPHIC       of Law.  Mr. Mochihara held managerial positions with
2,000 Class B Subordinate Voting(10)    OMITTED--      Mitsubishi Canada Ltd. and Mitsubishi Corporation (general
17,058 Deferred Share Units             PHOTOGRAPH]    trading companies) from 1986 to 2000 when he joined Sumitomo
(1), (6)                                               Metal Mining Co. Ltd. (mining and mine development company)
                                                       where he is currently a director and Senior Managing
                                                       Executive Officer.
                                                       Mr. Mochihara is a resident of Tokyo, Japan and is 62.
======================================================================================================================
DEREK G. PANNELL                        Independent    Derek Pannell was appointed a director of Teck Cominco
Director Since:  2006                   (9)            Limited in October 2006.  He is a graduate of Imperial
Shareholdings:                                         College in London, England (BSc. Eng.) and the Royal School
2,500 Class B Subordinate Voting        [GRAPHIC       of Mines, London, England (ARSM).  Mr. Pannell was President
2,955  Deferred Share Units             OMITTED--      and Chief]Operating Officer of Noranda/Falconbridge from 2001
(6), (7)                                PHOTOGRAPH]    to October 2006 and Vice President, Operations of Compania
                                                       Minera Antamina from 1999 - 2001.  He is presently the
                                                       Managing Partner of Brookfield Asset Management (asset
                                                       management company), Chairman of Brookfield Infrastructure
                                                       Partners and a director of Agrium Inc. and Major Drilling
                                                       Group International Inc.
                                                       Mr. Pannell is also a professional engineer registered in
                                                       Quebec and Peru. He is a resident of Toronto, Ontario, Canada and is 61.
======================================================================================================================
JANICE G. RENNIE                        Independent    Janice Rennie was elected to the Board of Teck Cominco
F.C.A.                                  (9)            Limited in April 2007.  She is a graduate of the University
Director Since:  2007                                  of Alberta (BComm.) and a Chartered Accountant.   Ms. Rennie
Shareholdings:                          [GRAPHIC       was Sr. Vice President, Human Resources and Organizational
1,750 Class B Subordinate Voting        OMITTED--      Effectiveness for Epcor Utilities Inc. from 2004 to 2005.
2,955 Deferred Share Units              PHOTOGRAPH]    Prior to 2004 she was Principal of Rennie & Associates which
(2), (4)                                               provided investment and related advice to small and mid-size companies. She is a director of Matrikon Inc., Methanex Corp.
                                                       and West Fraser Timber Co. Ltd. Ms. Rennie is a resident of
                                                       Edmonton, Alberta, Canada and is 50.
======================================================================================================================

======================================================================================================================
WARREN S.R. SEYFFERT                    Independent    Warren S. R. Seyffert, Q.C. joined the Board of Teck
Q.C.                                    (9)            Corporation in 1989 and was a member of the Board of Cominco
Director Since:  1989                                  Ltd. from 2000 to the date of the merger. He is a graduate of
Shareholdings:                          [GRAPHIC       the University of Toronto Law School (LL.B.) and York
80,800 Class B Subordinate Voting       OMITTED--      University, Osgoode Hall (LL.M).  He was a partner of the law
16,405 Deferred Share Units             PHOTOGRAPH]    firm Lang Michener LLP from 1969 to 2001 and counsel from
(2), (5), (6)                                          2002 to 2007.  He taught "Law of Corporate Management" for over 12 years at Osgoode Hall Law School.  He is a director of various public and private corporations including Allstate
                                                       Insurance Company of Canada, Pembridge Insurance Company, The
                                                       Kensington Health Centre and St Andrew Goldfields Ltd.  He is
                                                       a Trustee of Fording Canadian Coal Trust and an Honourary
                                                       Trustee of the Royal Ontario Museum.
                                                       Mr. Seyffert is a resident of Toronto, Ontario, Canada and is
                                                       67.
======================================================================================================================
KEITH E. STEEVES                        Independent    Keith E. Steeves joined the Board of Teck Corporation in
F.C.A.                                  (9)            1981.  He received his Chartered Accountant certification in
Director Since:  1981                                  1963 in Alberta and in 1964 in British Columbia. Mr. Steeves
Shareholdings:                          [GRAPHIC       was Senior Vice President Finance and Administration at
30,000 Class B Subordinate Voting       OMITTED--      Bethlehem Copper Corporation until 1981 and an officer of
16,653  Deferred Share Units            PHOTOGRAPH]    Teck Corporation from 1981-1996.  He is a  member of the
(2), (4), (7)                                          British Columbia and the Canadian Institutes of Chartered
                                                       Accountants and the British Columbia and the Canadian
                                                       Financial Executives Institutes.
                                                       Mr. Steeves is a resident of Richmond, B.C., Canada and is 75.
======================================================================================================================
CHRIS M.T. THOMPSON                     Independent    Chris M. T.  Thompson joined the Board of Teck Cominco in
Director Since:  2003                   (9)            June 2003.  He is a graduate of Rhodes University, SA (BA Law
Shareholdings:                                         & Economics) and Bradford University, UK (MSc).  Mr. Thompson
71,000 Class B Subordinate Voting       [GRAPHIC       was the Chief Executive Officer and Chairman of the Board of
16,157 Deferred Share Units             OMITTED--      Gold Fields Ltd. (precious metal producer) from 1998 - 2002
(1), (2), (3), (7)                      PHOTOGRAPH]    and was the Chairman of the Board from 1998 until November
                                                       2005. He was Chairman of the World Gold Council from April
                                                       2002 until April 2005 and is currently a director of Frontera
                                                       Copper Corporation.
                                                       Mr. Thompson is a resident of Englewood, Colorado, U.S.A. and is 60.
======================================================================================================================

NOTES:

(1)    Member of the Executive Committee of the Board.
(2)    Member of the Audit Committee of the Board.
(3)    Member of the Compensation Committee of the Board.
(4)    Member of the Pension Committee of the Board.
(5)    Member of the Corporate Governance & Nominating Committee of the Board.
(6)    Member of the Environment, Health & Safety Committee of the Board.
(7)    Member of the Reserves Committee.
(8) N.B. Keevil is a director of Keevil Holding Corporation and trustee of a trust which holds shares carrying 98% of the votes attached to outstanding shares of Keevil Holding Corporation. The holdings of Keevil Holding Corporation are reported under the heading "Voting Shares" in this Management Proxy Circular. Dr. Keevil retired as Chief Executive Officer of the Corporation in 2001. The Board has determined that, as Chairman of the Board, he is not independent.
(9) Director who is: (a) not a member of management and is free of any interest and any business, family or other relationship which could reasonably be perceived to interfere with the director's ability to act with a view to the best interests of the Corporation other than interests and relationships arising solely from holdings in the Corporation, and (b) is not considered to have a direct or indirect material relationship with the Corporation under subsection 1.4 of Multilateral Instrument 52-110.
(10) Messrs. Mochihara and Kuriyama are employees of Sumitomo Metal Mining Co. Ltd. ("Sumitomo") and, as such, are required to hold these shares in trust for Sumitomo.
(11)   Family relationship with N.B. Keevil.
(12)   Officer of the Corporation.
(13) Ms. Jalynn H. Bennett was a director of Nortel Networks Corporation and Nortel Networks Limited (collectively, the "Nortel Companies"), when the Nortel Companies announced on March 10, 2006 the need to restate certain of their previously reported financial results and the resulting delay in the filing of certain 2005 financial statements by the required filing dates. The Ontario Securities Commission ("OSC") issued a final management cease trade order on April 10, 2006 prohibiting all of the directors, officers and certain current and former employees, including Ms. Bennett, from trading in securities of the Nortel Companies until two business days following the receipt by the OSC of all of the filings the Nortel Companies were required to make under Ontario securities laws. The British Columbia Securities Commission ("BCSC") and Quebec Securities Commission ("QSC") also issued similar orders. Ms. Bennett was not subject to the orders issued by the BCSC and the QSC. The OSC lifted its cease trade order effective June 8, 2006. The BCSC and the QSC also lifted their cease trade orders shortly thereafter. Ms. Bennett remains a director of the Nortel Companies.


SHAREHOLDINGS OF  BOARD MEMBERS AS AT MARCH 3, 2008

o      Total number of Class A common shares held by all directors: 418,880

o Total number of Class A common shares held by all non-executive directors: 418,880

o      Total number of Class B subordinate voting shares held by all directors:
       1,402,852

o Total number of Class B subordinate voting shares held by all non-executive directors: 902,852

o      Total value of Class A common shares held by all directors: $19,968,009

o      Total value of Class B subordinate voting shares held by all directors:
       $57,474,846

o Total value of Class A common shares held by all non-executive directors: $19,968,009

o Total value of Class B subordinate voting shares held by all non-executive directors: $36,989,846

       Values are based on the closing price of Class A common shares and Class B subordinate voting shares on the Toronto Stock Exchange on March 3, 2008 ($47.67 and $40.97 respectively).

     The following directors are directors or trustees of other reporting issuers as set out after their names:


J. Brian Aune Constellation Software Inc. and Power Financial Corporation.

Jalynn H. Bennett          Canadian Imperial Bank of Commerce,  Nortel Networks
                           Limited and Nortel Networks Corporation.

Hugh J. Bolton             Epcor   Utilities  Inc.,   Matrikon  Inc.,   Toronto
                           Dominion  Bank,  WestJet  Airlines Ltd. and Canadian
                           National Railway Company.

Donald R. Lindsay          Fording (GP) ULC.

Derek G. Pannell           Agrium Inc. and Major Drilling  Group  International
                           Inc.

Janice G. Rennie           Matrikon Inc., Methanex Corp. and West Fraser Timber
                           Co. Ltd.

Warren S. R. Seyffert      Fording Canadian Coal Trust and St Andrew Goldfields
                           Ltd.

Chris M. T. Thompson       Frontera Copper Corporation.

----------------------------------------------------------- -------------------------------------------------------------
                    SUMMARY OF BOARD &                                        SUMMARY OF ATTENDANCE BY
               COMMITTEE MEETINGS HELD (1)                                           DIRECTORS
----------------------------------------------------------- -------------------------------------------------------------
                                                            DIRECTOR                           BOARD         COMMITTEE
                                                                                              MEETINGS        MEETINGS
                                                                                              ATTENDED        ATTENDED
                                                            Mayank M. Ashar (2)                2 of 2           n/a
                                                            J. Brian Aune                     22 of 22        15 of 15
Board of Directors                                22        Jalynn H. Bennett (3)             21 of 22        15 of 15
(a)  Audit Committee                               9        Hugh J. Bolton                    22 of 22        14 of 15
(b)  Executive Committee                           1        Norman B. Keevil                  22 of 22         1 of 1
(c)  Corporate Governance & Nominating             4        Norman B. Keevil III (4)          22 of 22         6 of 6
      Committee                                             Takashi Kuriyama                  22 of 22         4 of 4
(d)  Compensation Committee                        6        Donald R. Lindsay                 22 of 22         1 of 1
(e)  Pension Committee                             3        Takuro Mochihara (5)              19 of 22         3 of 3
(f)  Environment, Health & Safety Committee        4        Derek G. Pannell                  21 of 22         9 of 9
(g)  Reserves Committee                            5        Janice G. Rennie (6)              16 of 16         7 of 7
                                                            Warren S.R. Seyffert (7)          21 of 22        12 of 12
                                                            Keith E. Steeves                  21 of 22        17 of 17
                                                            Chris M. T. Thompson (8)          19 of 22        16 of 16
                                                            Robert J. Wright (9)              21 of 22        23 of 23
----------------------------------------------------------- -------------------------------------------------------------

NOTES:

(1) The overall attendance was 96.6% at Board meetings and 99.3% at Committee meetings for the year.
(2)   Mayank M. Ashar was appointed a director on November 21, 2007.
(3) Jalynn H. Bennett was appointed as a member to the Pension Committee on April 25, 2007.
(4) Norman B. Keevil III was appointed as a member of the Reserves Committee on April 25, 2007.
(5) Takuro Mochihara was appointed as a member of the Environment, Health & Safety Committee on April 25, 2007.
(6) Janice G. Rennie was elected as a director on April 25, 2007 and appointed as a member of the Pension and Audit Committees on the same date.
(7) Warren S.R. Seyffert was appointed as a member of the Audit and Corporate Governance & Nominating Committees on April 25, 2007.
(8) Chris M.T. Thompson was appointed as a member of the Compensation Committee on April 25, 2007 and ceased to be a member of the Audit, Corporate Governance & Nominating and Environment, Health & Safety Committees on the same date.
(9) Robert J. Wright will retire as an independent director when his term expires on the date of the Meeting.

APPOINTMENT OF AUDITOR

     Unless otherwise instructed, the persons named in the enclosed form of proxy intend to vote FOR the reappointment of PricewaterhouseCoopers LLP as the Auditor of the Corporation to hold office until the next Annual Meeting of Shareholders and to authorize the directors to fix the Auditor's remuneration. PricewaterhouseCoopers LLP or its predecessor has been the Auditor of the Corporation for more than 5 years.

AUDITOR'S FEES

     For the years ended December 31, 2007 and 2006, the Corporation paid the external auditor $4,142,000 and $4,218,000 respectively as detailed below:

                                                    YEAR ENDED        YEAR ENDED
                                                   2007 ($000)       2006 ($000)
     Audit Services(1)                                3,217             3,405
     Audit Related Services(2)                         513               593
     Tax Fees(3)                                       354               191
     All Other Fees                                     58                29

NOTES:

(1) Includes services that are provided by the Corporation's independent auditor in connection with the audit of the financial statements and internal controls over financial reporting.
(2) Includes assurance and related services that are related to the performance of the audit, principally for quarterly reviews, pension plan audits and prospectuses.
(3) Fees are for international tax services and advice provided to foreign offices.

CONFIRMATION OF GENERAL BY-LAW NO. 1

     In connection with the amalgamation effective January 1, 2008 of Teck Cominco Limited and Aur Resources Inc., at the Meeting, shareholders will be asked to consider, and if deemed appropriate, to pass a resolution confirming General By-law No. 1 (the "BY-LAW NO. 1 CONFIRMATION RESOLUTION"), which has been adopted by the Board on February 26, 2008.

     The full text of General By-law No. 1 is set forth in Schedule "A" of this Management Proxy Circular. Copies of General By-law No. 1 will also be available for inspection at the Meeting.

     The full text of the By-Law No. 1 Confirmation Resolution to be considered at the Meeting is set forth in Schedule "B" of this Management Proxy Circular. In order for General By-law No. 1 to remain in effect, the By-Law No. 1 Confirmation Resolution must be approved by a majority of the votes cast by holders of the Class A common shares and the holders of the Class B subordinate voting shares of the Corporation, voting as a group, present in person or represented by proxy at the Meeting.

     The Board unanimously recommends that shareholders vote FOR the By-Law No. 1 Confirmation Resolution.

     IF NAMED AS PROXY, THE CORPORATION'S MANAGEMENT DESIGNEES INTEND TO VOTE THE SHARES REPRESENTED BY SUCH PROXY AT THE MEETING FOR THE APPROVAL OF THE BY-LAW NO. 1 CONFIRMATION RESOLUTION, UNLESS OTHERWISE DIRECTED IN THE INSTRUMENT OF PROXY.


CONFIRMATION OF BY-LAW NO. 2

     At the Meeting, shareholders will be asked to consider, and if deemed appropriate, to pass a resolution confirming By-law No. 2, a by-law amending General By-law No. 1 (the "BY-LAW NO. 2 CONFIRMATION RESOLUTION") which has been adopted by the Board on February 26, 2008. By-law No. 2 amends the section of General By-law No. 1 relating to registration of transfer by providing clarity with respect to registration of transfer for certificated securities and the Corporation's ability to participate in the electronic registration system.

     The full text of By-law No. 2 is set forth in Schedule "C" of this Management Proxy Circular. Copies of By-law No. 2 will also be available for inspection at the Meeting.

     The full text of the By-Law No. 2 Confirmation Resolution to be considered at the Meeting is set forth in Schedule "D" of this Management Proxy Circular. In order for By-law No. 2 to remain in effect, the By-Law No. 2 Confirmation Resolution must be approved by a majority of the votes cast by holders of the Class A common shares and the holders of the Class B subordinate voting shares of the Corporation, voting as a group, present in person or represented by proxy at the Meeting.

     The Board unanimously recommends that shareholders vote FOR the By-Law No. 2 Confirmation Resolution.

     IF NAMED AS PROXY, THE CORPORATION'S MANAGEMENT DESIGNEES INTEND TO VOTE THE SHARES REPRESENTED BY SUCH PROXY AT THE MEETING FOR THE APPROVAL OF THE BY-LAW NO. 2 CONFIRMATION RESOLUTION, UNLESS OTHERWISE DIRECTED IN THE INSTRUMENT OF PROXY.

          REPORT OF THE CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

     The guidelines for corporate governance disclosure first published for comment in October 2004, became effective in June of 2005 and the Canadian Securities Administrators ("CSA") agreed to National Policy 58-201 which provides specific guidance on corporate governance. In addition to the corporate governance guidelines, the CSA adopted a national instrument and new form dealing with the disclosure of corporate governance practices.

     We carefully considered the guidelines in the annual review of our corporate governance practices which, like the regulations, have evolved during the past year. The corporate governance that follows fully complies with the disclosure requirements.

THE BOARD

     Our primary focus is on independence from management and the Board is of the view that ownership of even a significant number of shares is not, by itself, a bar to a finding of independence. Thus under the guidelines and, in the opinion of the Board, Mr. Kuriyama and Mr. Mochihara are independent directors even though they are officers of a significant shareholder, Sumitomo Metal Mining. Dr. Norman Keevil, Chairman, is a director of Temagami Mining Company Limited, a significant shareholder (see "Voting Shares and Significant Shareholders", page 3). The Board has determined, in discussions with Dr.
Keevil, that due to the extent of his involvement with the Corporation as Chairman of the Board, he and his son, Norman Keevil III, are not independent directors. Information on each of the 14 nominees for election to the Board at the Meeting can be found on pages 5 to 8 of this Management Proxy Circular and in the Annual Report. Each nominee is identified as either "independent" or "not independent" and the basis of that determination can be found in the footnotes that follow that disclosure. Eleven of the fourteen nominees are independent directors.

     The Board has appointed Mr. Seyffert, who is independent, as the lead director. As lead director, Mr. Seyffert is either a member or ad hoc member of each of the committees of the Board. The majority of the Board and the nominees to the Board are independent. The following directors and nominees are independent: M. M. Ashar, J. B. Aune, J. H. Bennett, H. J. Bolton, J. G. Rennie, T. Kuriyama, D. J. Pannell, T. Mochihara, W.S.R. Seyffert, K. E. Steeves and C. M. T. Thompson. The Audit, Corporate Governance and Nominating and Compensation Committees are comprised entirely of independent directors. The independent directors met without members of management in attendance at two regularly scheduled Board meetings in 2007. The CSA corporate governance guidance suggest that independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. While we believe that it is important that the Board regularly meet without management, we believe that open and candid discussion amongst independent directors is not inhibited by the presence of the non-independent directors and their exclusion from such meetings is not always warranted.

     As set out in the Board's mandate (the "Mandate"), a copy of which is set out in Schedule "E" to this Management Proxy Circular, succession planning is a critical Board responsibility that includes both management and board succession. The Board has taken stock of the skills and experience that will remain on the Board and those that the Board will need to fulfill its Mandate. Derek Pannell was appointed to the Board in 2006 and brought with him a wealth of experience in the mining and resource sector. Janice Rennie was elected to the Board in 2007 and adds considerably to the Board's financial and oil and gas experience. Mayank Ashar was appointed to the Board in November 2007 and brings significant oil and gas and oil sands experience to the Board.

     On the recommendation of the Corporate Governance & Nominating Committee, the Board resolved to waive the mandatory retirement policy with respect to Keith Steeves so that the Audit Committee and the Board could continue to benefit from his considerable contributions for a further term.

     The Board is responsible for the stewardship of the Corporation. The Board has implemented a system of corporate governance that is designed to assist the Board in overseeing the management of the business and affairs of the Corporation. Management of the Corporation and execution of the strategic plan is delegated to the Chief Executive Officer and management. The Board provides guidance and direction to management in pursuit of the Corporation's goals and strategic plans. The responsibilities of the Board are set out in full in the Mandate set out in Schedule "E" to this Management Proxy Circular. A comparison of governance disclosure to the standards provided in National Instrument 58-101 can be found in Schedule "F" to this Management Proxy Circular.

POSITION DESCRIPTIONS

     The Board has developed written position descriptions for the Chairman, the lead director and the Chairman of Board committees. The Board and the Chief Executive Officer have developed a written position description for the Chief Executive Officer delineating his role and responsibilities.

ETHICAL BUSINESS CONDUCT

     The Board has adopted a written Code of Ethics for the directors, officers and staff employees (the "Code"). The Code is filed on SEDAR and posted on the Corporation's website. A copy of the Code can also be obtained from the Corporate Secretary of the Corporation at Suite 600 - 200 Burrard Street, Vancouver, B.C. V6C 3L9.

     Compliance with the Code is monitored by an annual survey of directors and staff employees. Directors and employees are required to certify that they have complied with the Code, and are either not aware of any non-compliance or that they have reported instances of apparent Code infractions to management or the Chair of the Audit Committee.

     The Corporation maintains an anonymous whistleblower hotline under the "Doing What's Right Program" to encourage employees to report unethical conduct. Awareness of compliance and ethical issues was enhanced by a web-based training program for staff introduced in 2007.

     Directors and executive officers are required to disclose a material interest in any transaction or agreement that the Board is considering. To ensure the exercise of independent judgment, directors or executive officers who have disclosed such an interest are prohibited from participating in the Board discussion or in voting on the transaction.

NOMINATION OF DIRECTORS

     The Corporate Governance and Nominating Committee (the "Governance Committee"), in consultation with the Chairman of the Board, identifies and recommends nominees for election or re-election to the Board or for appointment to fill any vacancy that is anticipated or has arisen on the Board taking into account the competencies and skills each nominee could bring to the boardroom as a complement to the competencies and skills that the Board possesses as a whole. The Governance Committee is composed entirely of independent directors and a summary of its mandate with respect to the nomination of directors follows.

     The Governance Committee's responsibilities with respect to the nomination of directors include the identification of the appropriate competencies and skills considered to be necessary for the Board as a whole; developing and annually updating a long-term plan for the Board's composition that takes into consideration the independence, age, skills and experience required for the effective conduct of the Corporation's business; identifying nominees for election or re-election to the Board or to fill any vacancy that is anticipated; identifying and recommending to the Board individual directors to serve as members or chairs of Board committees and reviewing and making recommendations regarding the orientation and education of new Board members and their ongoing education. The Board appoints a Chairman of the Governance Committee who is either the Chairman of the Board or the lead director. The Chairman, in consultation with the Governance Committee members, determines the schedule and frequency of Governance Committee meetings provided that the Governance Committee meets at least four times per year.

COMPENSATION

     The Compensation Committee, which is comprised entirely of independent directors, provides enhanced Board oversight of the compensation for the Corporation's directors and officers and makes compensation recommendations to the full Board. The Compensation Committee engaged Mercer (Canada) Limited ("Mercer") to provide specific information on executive and director compensation in 2007 and 2008. Mercer's mandate included a survey of market practices and a technical analysis of this information relative to the Corporation's compensation plans and practices.

     The  Compensation   Committee  is  responsible  for  reviewing  the  Chief
Executive  Officer's  corporate  goals  and  objectives,  evaluating  the Chief
Executive Officer's performance in light of those goals and objectives and making recommendations to the Board with respect to the Chief Executive Officer's objectives and compensation and the compensation of Named Executive Officers (as defined herein), incentive compensation plans and equity-based plans; reviewing the executive compensation disclosure contained in this
Management Proxy Circular; the grant of stock options and deferred and restricted share units to Named Executive Officers; reviewing compensation policies and proposals with reference to other Canadian mining and metal refining and resource companies with comparable revenues and market capitalization; and making a recommendation to the Board of Directors in respect to the compensation and grant of deferred share units and restricted share units to those directors who are not officers of the Corporation. The Chairman of the Compensation Committee consults with Compensation Committee members to determine the schedule and frequency of Compensation Committee meetings provided that the Compensation Committee is required to meet at least twice per year.

     The Corporate Governance and Nominating Committee and the Compensation Committee, when they consider it necessary or advisable, may retain at the Corporation's expense, outside consultants or advisors to assist or advise them independently on any matter within their respective mandates. The committees have the sole authority to retain and terminate any such consultants or advisors.

OTHER BOARD COMMITTEES

     In addition to the Audit, Corporate Governance and Nominating and Compensation Committees, the Corporation has an Executive Committee, a Pension Committee, an Environment, Health and Safety Committee and a Reserves Committee. The Executive Committee has been delegated all the powers of the Board in respect of the management and direction of the business and affairs of the Corporation except for those powers specified in subsection 115(3) of the CANADA BUSINESS CORPORATIONS ACT and those matters that are specifically excluded by the Board from such delegation. The Executive Committee enables the Board to react quickly to changing developments and opportunities. Any action taken by the Executive Committee is reported to the Board at the meeting next succeeding such action and is subject to revision or alteration by the Board provided that no acts or rights of third parties may be affected or invalidated by any such revision or alteration.

     The Pension Committee was formed to assist the Board in fulfilling its pension-related responsibilities to the members of the Corporation's pension plans and to the Corporation. The Pension Committee oversees and monitors the management and overall governance of the Corporation's various pension plans.

     The Environment, Health and Safety Committee (the "Health and Safety Committee") reviews corporate policies, procedures and performance with respect to the environment and employee occupational health and safety. The Health and Safety Committee also monitors compliance with applicable environment, health and safety laws and regulations relating to the Corporation's business and operations and reviews significant findings of internal and external environmental audit reports.

     The Reserves Committee has been delegated the authority of the Board to review the externally calculated oil and gas reserves data and mineral resource and reserve estimates of the Corporation, as well as the reserves data of the independent engineers charged with evaluating the Corporation's oil and gas reserves, and to recommend the appointment of such engineers and approval of oil and gas reserves disclosure and mineral reserve and resource disclosure to the Board.

ASSESSMENTS

     The Board conducts an annual survey to assess the performance of the Board, the committees and individual directors. We rely on the self-assessment approach to individual director performance together with follow-up interviews on the assessments with the lead director.

Presented by the Corporate Governance and Nominating Committee:

         R. J. Wright, Chairman
         J. B. Aune
         J. H. Bennett
         W.S.R. Seyffert

                         REPORT OF THE AUDIT COMMITTEE

     The purpose of the Audit Committee (the "Audit Committee") of the Board of Directors of the Corporation is to provide an open avenue of communication between management, the external auditor, the internal auditors and the Board and to assist the Board in its oversight of the:

     o integrity, adequacy and timeliness of the Corporation's financial reporting and disclosure practices;

     o processes for identifying the principal financial reporting risks of the Corporation and the adequacy of the Corporation's internal control systems to ensure fair, complete and accurate financial reporting;

     o   Corporation's   compliance  with  legal  and  regulatory  requirements
         related to financial reporting;

     o   independence and performance of the Corporation's external auditor;

     o   audit  plans,   programs  and  results  of  audits  performed  by  the
         Corporation's internal audit department;

     o   Corporation's antifraud programs and controls; and

     o the key financial estimates made by management and reviewed by the external auditors.

The Audit Committee performs any other activities consistent with its charter, the Corporation's by-laws and governing laws as the Audit Committee or Board deems necessary or appropriate.

     The Audit Committee is made up of six independent members of the Board. All of the members of the Audit Committee are financially literate to enable them to discharge their responsibilities in accordance with applicable laws and/or requirements of the stock exchanges on which the Corporation's securities trade. In addition, the Board has determined that there is at least one Audit Committee member who has the attributes of an Audit Committee financial expert. Hugh Bolton, Chair of the Corporation's Audit Committee, is an Audit Committee financial expert as defined by the U.S. Securities and Exchange Commission's regulation implementing Sections 406 and 407 of the Sarbanes-Oxley Act of 2002 and is independent under the applicable listing standards of the New York Stock Exchange. The Board's determination does not impose greater duties, obligations or liabilities on Mr. Bolton nor does it affect the duties, obligations or liabilities of other members of the Audit Committee or the Board. In carrying out its responsibilities, the Audit Committee meets regularly with the Chief Executive Officer and the Chief Financial Officer and without management present with the external auditor, with the Corporation's internal auditor, and alone.

     THE  FOLLOWING IS A BRIEF SUMMARY OF THE AUDIT  COMMITTEE'S  ACTIVITIES IN
2007.

FINANCIAL REPORTING

The Audit Committee:

     o reviewed the annual and interim financial statements, Management's Discussion and Analysis, news releases and other financial disclosures with management and the external auditor prior to approval by the Board and to publication. These reviews included a discussion of matters required or recommended to be disclosed under generally accepted accounting principles and securities regulations and laws. The Deputy Chairman of the Audit Committee attended a meeting of management's Disclosure Committee to observe and assess senior management's process for confirming full disclosure in financial news releases;

     o   obtained  assurances from management and the external auditor that the
         Corporation   is  in  full   compliance   with  legal  and  regulatory
         requirements related to financial reporting;

     o ensured that an adequate system is in place for employees to report on a confidential and anonymous basis accounting, auditing, financial reporting and disclosure practices they find questionable; and

     o based on this information, the Audit Committee recommended to the Board that the audited financial statements be approved and included in the Annual Report to shareholders.

WITH RESPECT TO THE EXTERNAL AUDITOR

The Audit Committee:

     o reviewed with the external auditor the overall scope, the audit plans and results and all matters pertaining to professional auditing guidelines and standards in Canada and the United States;

     o   received  the  written   disclosures  from  the  external  auditor  as
         recommended by the Canadian Institute of Chartered Accountants;

     o reviewed, with the external auditors, the independence of the external auditor including a review of non-audit services and the receipt of auditor's written assurance of its relationships with the Corporation;

     o required prior approval of all services provided by the external auditor;

     o   approved the fees payable to the external auditor; and

     o reviewed the overall performance of the external auditor and on the recommendation of the Audit Committee, the Board is recommending that shareholders appoint PricewaterhouseCoopers LLP as the auditor of the Corporation for 2008.

WITH RESPECT TO THE INTERNAL AUDITOR

The Audit Committee:

     o   reviewed the independence of the internal auditors; and

     o reviewed with the Director, Compliance & Internal Audit the mandate, qualifications, resources and annual work plan of the Internal Audit Department and the results of internal audits.

FINANCIAL CONTROLS PROGRAM ("FCP")

The Audit Committee:

     o   continued  its  oversight  of  the  FCP to  ensure  that  the  program established in 2007 complies with Section 404 of the U.S. Sarbanes-Oxley Act of 2002 related to internal controls over financial reporting and equivalent Canadian rules is sustained. The FCP enabled management to certify the effectiveness of the Corporation's internal controls structure and procedures for financial reporting, in accordance with the relevant rules. The external auditors have reported on and attested to management's certification. The Audit Committee continues to monitor the FCP and oversee management's maintenance of the Corporation's internal controls over financial reporting.

CHARTER AND KEY PRACTICES

The Audit Committee:

     o annually reviews its mandate and in November 2007 revised its mandate in light of recent regulatory initiatives in the United States and Canada. In particular, the Audit Committee reviewed the Corporation's use of the external auditor for non-audit services. A detailed breakdown of fees is set out on page 11 of this Management Proxy Circular;

     o in pursuit of continuous improvement, continued the process for assessing its effectiveness. As a result of discussions stimulated by a survey completed by Audit Committee members, senior financial management and the external and internal auditors in 2007, a number of improvements were made to the Audit Committee's activities; and

     o ensured that the full text of the Audit Committee's Charter and Key Practices is included in the Corporation's Annual Information Form, which is filed on SEDAR (www.sedar.com) and on the Corporation's website.

Presented by the Audit Committee:

         H. J. Bolton, Chairman
         K. E. Steeves, Deputy Chairman
         J. H. Bennett
         J. G. Rennie
         W.S.R. Seyffert
         R. J. Wright

                    COMPENSATION OF NAMED EXECUTIVE OFFICERS

ANNUAL COMPENSATION

The following table sets forth all annual compensation paid in respect of the Named Executive Officers (as defined in applicable securities legislation) of the Corporation at December 31, 2007.

SUMMARY COMPENSATION TABLE

===============================================================================================================================
                                                                                     Long-Term
                                                                                     Compensation
                                         Annual Compensation                          Awards
                                ---------------------------------------- ----------------------------------------
                                                                           Securities
                                                                          Under Options
                                                                             Granted
Name and Principal                                                           (Class B            Units
    Position             Year    Salary         Bonus     Other Annual     Subordinate      Subject to Resale       All Other
                                                          Compensation    Voting Shares)   Restrictions(2),(12)    Compensation
                                                                              (12)        -----------------------        (11)

                                    ($)          ($)           ($              (#)           ($)         (#)            ($)
----------------------- ------- ------------- ----------- -------------- ---------------- ---------- ------------ --------------
D. R. Lindsay            2007    1,100,000     900,000          -            120,000      1,631,997    37,335          n/a
President and Chief      2006     900,000      950,000          -            100,000      1,209,604    36,434          n/a
Executive Officer        2005     800,000      644,800          -            150,000      1,867,483    90,870(3)       n/a
----------------------- ------- ------------- ----------- -------------- ---------------- ---------- ------------ --------------
P. G. J. Kukielski (4)   2007     825,000      600,000    2,250,000(5)       60,000       1,495,067    34,221        107,250
Executive Vice           2006     343,750      350,000    1,170,000(6)          -         6,385,245  167,000(7)      44,688
President & Chief        n/a         -            -             -               -             -           -             -
Operating Officer
----------------------- ------- ------------- ----------- -------------- ---------------- ---------- ------------ --------------
R. J. Vance (8)          2007     525,000      335,000          -            40,000        644,544     14,737        68,250
Senior Vice              2006     400,000      400,000     200,000(9)        33,300        816,529     25,114        52,000
President, Corporate     n/a         -            -             -               -             -           -             -
Development
----------------------- ------- ------------- ----------- -------------- ---------------- ---------- ------------ --------------
P. C. Rozee              2007     475,000      335,000          -            40,000        649,159     14,844          n/a
Senior Vice              2006     370,000      375,000          -            30,000        350,357     10,552          n/a
President, Commercial    2005     366,250                       -            20,000        230,162     10,182          n/a
Affairs                                       100,000
----------------------- ------- ------------- ----------- -------------- ---------------- ---------- ------------ --------------
R. A. Millos (10)        2007     425,000      275,000          -            30,000        541,010     12,366        55,250
Senior Vice              2006     335,000      275,000          -            30,000        336,949     10,146        43,500
President,               2005      77,500         -             -               -             -           -          10,075
Finance and Chief
Financial Officer
===============================================================================================================================

NOTES:

(1) Perquisites and other personal benefits for each of the above officers in the periods covered did not exceed the lesser of $50,000 and 10% of his total salary and bonus for the respective year.

(2) Dividend equivalents are credited to a participant's account in the form of additional DSUs or RSUs as of each payment date in respect of which cash dividends are paid on the Class B subordinate voting shares. The units vest on the third anniversary of the end of the calendar year immediately preceding the grant. Dollar figures are based on the closing price of Class B subordinate voting shares on the date of issue. The aggregate holdings of DSUs and/or RSUs held and the value based on the closing price of the Class B subordinate voting shares on December 31, 2007 ($35.43) are as follows:

         D. R. Lindsay       129,804 DSUs       $4,598,956
                              34,835 RSUs        1,234,204
         P.G.J. Kukielski    186,058 RSUs        6,592,035
                              15,163 DSUs          537,225
         R.J. Vance           31,493 RSUs        1,115,797
                               8,358 DSUs          296,124
         P.C. Rozee            7,076 RSUs          250,703
                              37,586 DSUs        1,331,672
         R.A. Millos           3,032 RSUs          107,424
                              19,480 DSUs          690,176

(3)   Includes 45,000 units granted as a signing bonus.

(4) Mr. Kukielski was appointed Executive Vice President & Chief Operating Officer on July 17, 2006.

(5)   Recognition of compensation  that Mr.  Kukielski would have received from
      unvested   options   granted  by  his  former   employer.

(6) Includes approximately $750,000 in recognition of cash compensation that Mr. Kukielski would have received under the retention and change in control arrangements of his former employer. The balance is a signing bonus.

(7) Share units granted in recognition of equity compensation that Mr. Kukielski would have received under the long term incentive plans of his former employer.

(8) Mr. Vance was appointed Senior Vice President, Corporate Development on January 1, 2006.

(9)   Signing bonus.

(10) Mr. Millos was appointed Senior Vice President, Finance and Chief Financial Officer on October 3, 2005. From June 1, 2003 to October 2, 2005 he was Vice President and Chief Financial Officer of Elk Valley Coal Partnership and the Fording Canadian Coal Trust. From January 1, 2003 to May 31, 2003 he was Vice President, Corporate Finance of the Corporation (but was not a Named Executive Officer).

(11) The value of perquisites and other personal benefits for each Named Executive Officers are not greater than the lesser of $50,000 and 10% of the total of annual salary and variable cash award and are therefore not included in "All Other Compensation" as provided under Canadian securities laws.

(12) Reference to securities in the above table have been adjusted to reflect the May 7, 2007 two for one share split.


OPTIONS TO PURCHASE SECURITIES

     The following table sets forth information concerning individual grants of options to purchase Class B subordinate voting shares of the Corporation made during 2007 to each of the Named Executive Officers of the Corporation.

==================================================================================================================
                                                                            Market Value of
                                           % of Total                         Securities
                           No. of           Options       Exercise or     Underlying Options
                      Securities Under     Granted to      Base Price    on the Date of Grant
                           Options        Employees in
        Name             Granted(1)           2007        ($/Security)       ($/Security)          Expiration Date
--------------------- ------------------ ---------------- -------------- ---------------------- ------------------
D. R. Lindsay              120,000             14%            43.74              43.74            16 February 2015
--------------------- ------------------ ---------------- -------------- ---------------------- ------------------
P. G. J. Kukielski         60,000              7%             43.74              43.74            16 February 2015
--------------------- ------------------ ---------------- -------------- ---------------------- ------------------
R. J. Vance                40,000             4.7%            43.74              43.74            16 February 2015
--------------------- ------------------ ---------------- -------------- ---------------------- ------------------
P. C. Rozee                40,000             4.7%            43.74              43.74            16 February 2015
--------------------- ------------------ ---------------- -------------- ---------------------- ------------------
R. A. Millos               30,000             3.5%            43.74              43.74            16 February 2015
==================================================================================================================

NOTE:

(1)   Options vest in equal amounts over 3 years.

AGGREGATED OPTION EXERCISES DURING MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

     The value of options held by each Named Executive Officer at year-end is set out in the table below.

==============================================================================================================
              Aggregated Option Exercises During the Most Recently
            Completed Financial Year and Financial Year-End Option Values
--------------------------------------------------------------------------------------------------------------
                                                                                    Value of Unexercised
                           No. of        Aggregate      No. of Unexercised              In the Money
          Name           Securities        Value              Options                     Options
                         Acquired on      Realized      at December 31, 2007        At December 31, 2007 ($)
                          Exercise           ($)       Exercisable/Unexercisable  Exercisable/Unexercisable(1)
---------------------- ---------------- ------------- -------------------------- -----------------------------
D. R. Lindsay                Nil            Nil            133,333 / 236,667          1,353,332 / 788,167
---------------------- ---------------- ------------- -------------------------- -----------------------------
P. G. J. Kukielski           Nil            Nil               Nil / 60,000                 Nil / Nil
---------------------- ---------------- ------------- -------------------------- -----------------------------
R. J. Vance                  Nil            Nil             11,100 / 62,200             24,753 / 49,506
---------------------- ---------------- ------------- -------------------------- -----------------------------
P. C. Rozee                46,000        1,706,080          91,332 / 66,668           1,996,406 / 129,883
---------------------- ---------------- ------------- -------------------------- -----------------------------
R. A. Millos               30,000        1,165,020          96,926 / 50,000            2,584,990 / 44,600
==============================================================================================================

NOTE:

(1) Maximum value at December 31, 2007 calculated by determining the difference between the market value of the Class B subordinate voting shares underlying the options at December 31, 2007 ($35.43), and the exercise price of the options.

                                 PENSION PLANS

PENSION PLAN FOR EXECUTIVE AND QUALIFIED SENIOR SALARIED EMPLOYEES AND EXECUTIVE RETIREMENT AGREEMENTS

     The Corporation's Pension Plan for Executive and Qualified Senior Salaried Employees (the "Retirement Plan") provides defined retirement benefits for covered salaried employees and is registered under the INCOME TAX ACT of Canada (the "Income Tax Act"). Participants in the Retirement Plan become 100% vested after two years of service. Qualified Executive Officers (as defined in the Retirement Plan) are entitled to unreduced retirement benefits beginning at age 60 with reduced benefits payable upon early retirement. The Retirement Plan provides an annual retirement benefit at normal retirement equal to 2.0% of highest average annual earnings (not including bonuses and director's fees) in any consecutive 36-month period, multiplied by years of service.

     The following table illustrates the total annual benefit payable at age 60 under the Retirement Plan, for specified remuneration and years of service classifications. The amounts in the table have not been reduced by any Canada Pension Plan benefit nor do they reflect the annual limit on Retirement Plan benefits under the Income Tax Act. The Named Executive Officers in 2007 under this plan were Mr. Lindsay and Mr. Rozee.

                               PENSION PLAN TABLE

--------------------------------------------------------------------------------
  REMUNERATION                              YEARS OF SERVICE
       ($)
--------------------------------------------------------------------------------
                        20           25          30           35          40
--------------------------------------------------------------------------------
      400,000        160,000      200,000     240,000      280,000      320,000
--------------------------------------------------------------------------------
      500,000        200,000      250,000     300,000      350,000      400,000
--------------------------------------------------------------------------------
      600,000        240,000      300,000     360,000      420,000      480,000
--------------------------------------------------------------------------------
      700,000        280,000      350,000     420,000      490,000      560,000
--------------------------------------------------------------------------------
      800,000        320,000      400,000     480,000      560,000      640,000
--------------------------------------------------------------------------------
      900,000        360,000      450,000     540,000      630,000      720,000
--------------------------------------------------------------------------------
    1,000,000        400,000      500,000     600,000      700,000      800,000
--------------------------------------------------------------------------------
    1,100,000        440,000      550,000     660,000      770,000      880,000
--------------------------------------------------------------------------------
    1,200,000        480,000      600,000     720,000      840,000      960,000
--------------------------------------------------------------------------------
    1,300,000        520,000      650,000     780,000      910,000     1,040,000
--------------------------------------------------------------------------------
    1,400,000        560,000      700,000     840,000      980,000     1,120,000
--------------------------------------------------------------------------------

     Executive Retirement Agreements (the "Executive Agreements") made between the Corporation and the Chief Executive Officer and key executives designated by the Compensation Committee provide for supplemental retirement benefits beginning at age 60 or, with the consent of the Corporation, upon completion of 10 years of continuous service. The retirement benefit under the Executive Agreements is equal to 2.5% of highest average annual earnings (as defined in the Retirement Plan), multiplied by years of service, minus the amount payable to the executive pursuant to the Retirement Plan.

     The following table illustrates the total annual benefit payable at age 60 under the Executive Agreements, for specified remuneration and years of service classifications. At the end of 2007, Named Executive Officer, Mr. Lindsay had an Executive Agreement.

                          EXECUTIVE AGREEMENT BENEFITS

   -----------------------------------------------------------------------------
   REMUNERATION                            YEARS OF SERVICE
       ($)          ----------- ----------- ------------ ------------ ----------
                        20         25            30          35           40
   ---------------------------- ----------- ------------ ------------ ----------
       400,000         40,000     50,000       60,000       70,000       80,000
   ---------------------------- ----------- ------------ ------------ ----------
       500,000         50,000     62,500       75,000       87,500      100,000
   ---------------------------- ----------- ------------ ------------ ----------
       600,000         60,000     75,000       90,000      105,000      120,000
   ---------------------------- ----------- ------------ ------------ ----------
       700,000         70,000     87,500      105,000      122,500      140,000
   ---------------------------- ----------- ------------ ------------ ----------
       800,000         80,000    100,000      120,000      140,000      160,000
   ---------------------------- ----------- ------------ ------------ ----------
       900,000         90,000    112,500      135,000      157,500      180,000
   ---------------------------- ----------- ------------ ------------ ----------
    1,000,000         100,000    125,000      150,000      175,000      200,000
   ---------------------------- ----------- ------------ ------------ ----------
    1,100,000         110,000    137,500      165,000      192,500      220,000
   ---------------------------- ----------- ------------ ------------ ----------
    1,200,000         120,000    150,000      180,000      210,000      240,000
   ---------------------------- ----------- ------------ ------------ ----------
    1,300,000         130,000    162,500      195,000      227,500      260,000
   ---------------------------- ----------- ------------ ------------ ----------
    1,400,000         140,000    175,000      210,000      245,000      280,000
   ---------------------------- ----------- ------------ ------------ ----------

     The following table illustrates the annual pensions accrued under the Retirement Plan and Executive Agreements combined, to the end of 2007 for each Named Executive Officer:

     --------------------------------------------------------------------------

                                             HIGHEST AVERAGE    ACCRUED ANNUAL
     NAME                  YEARS OF SERVICE   ANNUAL EARNINGS      PENSION
     --------------------- ---------------- ------------------ ----------------
     Mr. Lindsay                  3              $933,000          $70,000
     --------------------- ---------------- ------------------ ----------------
     Mr. Rozee                    7              $404,000          $55,000
     --------------------------------------------------------------------------

TECK COMINCO METALS LTD. RETIREMENT INCOME PLAN/SUPPLEMENTARY RETIREMENT INCOME PLAN

DEFINED CONTRIBUTION PROVISION

     Three Named Executive Officers, Mr. Millos, Mr. Vance and Mr. Kukielski are participants in the defined contribution provision of the Teck Cominco Metals Ltd. Retirement Income Plan (the "DC Pension Plan"), a registered plan under the Income Tax Act and the defined contribution provision of the Supplementary Retirement Income Plan (the "DC Supplementary Plan"). The DC Pension Plan provides for vesting on date of entry to the DC Pension Plan and the DC Supplementary Plan provides for 100% vesting after completion of five years of service. The DC Supplementary Plan provides for notional contributions of 13% of earnings (not including bonuses), minus the contributions allocated under the DC Pension Plan. The notional contributions are allocated with notional investment income based on the investment income earned under the DC Pension Plan.

     At the end of 2007, the total account balances under both the DC Pension Plan and the DC Supplementary Plan were $267,682 for Mr. Millos, $123,441 for Mr. Vance, $149,183 and for Mr. Kukielski.

SUPPLEMENTAL PENSION DISCLOSURE

     Amounts reported in the table below show the accrued liability in respect of the executive pensions at the previous fiscal year end and the current fiscal year end, including a reconciliation of the change in the accrued liability, for those Named Executive Officers accruing benefits under a defined benefit provision. The accrued liability is calculated in accordance with the methods and assumptions specified under Section 3461 of the Canadian Institute of Chartered Accountants Handbook. Specifically, all assumptions other than the discount rate are management's best estimate of future events that affect the cost of pensions, including assumptions about future salary increases. The discount rate has been determined based on the yields of AA Corporate bonds.

    -----------------------------------------------------------------------------------------
                                                   CHANGE IN       CHANGE IN
                                                 LIABILITY DUE   LIABILITY DUE
                                                   TO SALARY      TO INTEREST
                       ACCRUED        CURRENT      INCREASES         COST,         ACCRUED
                     LIABILITY AT     SERVICE      DIFFERENT       ASSUMPTION    LIABILITY AT
                     DECEMBER 31,     COST IN         THAN       CHANGES(1) AND  DECEMBER 31,
          NAME           2006          2007       ASSUMPTIONS      EXPERIENCE        2007
    --------------- --------------- ------------ -------------- --------------- -------------
    Mr. Lindsay        $560,000      $287,000       $155,000        $ 6,000       $1,008,000
    --------------- --------------- ------------ -------------- --------------- -------------
    Mr. Rozee          $488,000      $ 87,000       $141,000        $ 6,000       $ 722,000
    -----------------------------------------------------------------------------------------

NOTE:

(1)  Other than salary increases.

Amounts reported in the table below show the defined contribution account balances in respect of the executive pensions at the previous fiscal year end and the current fiscal year end, including a reconciliation of the change in the defined contribution account balances, for those Named Executive Officers accruing benefits under a defined contribution provision.

    ----------------------------------------------------------------------------------------------
                      ACCOUNT BALANCE AT   CONTRIBUTIONS   INVESTMENT INCOME   ACCOUNT BALANCE AT
           NAME        DECEMBER 31, 2006      IN 2007      CREDITED IN 2007    DECEMBER 31, 2007
    ---------------- -------------------- --------------- ------------------- --------------------
    Mr. Millos            $ 210,967          $55,250             $1,465             $267,682
    ---------------- -------------------- --------------- ------------------- --------------------
    Mr. Vance              $ 57,165          $68,250            ($1,974)            $123,441
    ---------------- -------------------- --------------- ------------------- --------------------
    Mr. Kukielski          $ 48,948          $107,250           ($7,015)            $149,183
    ----------------------------------------------------------------------------------------------

                             EMPLOYMENT AGREEMENTS

     Messrs. Lindsay, Kukielski, Vance, Rozee and Millos have written employment agreements respecting the services to be provided by them and the benefits to be received. They are entitled to two years' remuneration, at their prevailing salaries, if their employment is terminated without cause. In addition, if they resign within three months of a change of control of the Corporation, they will be entitled to two years' remuneration. Based on their 2007 salaries, these arrangements would result in payments of $2,200,000, $1,650,000, $1,050,000, $950,000 and $850,000 respectively.

                                   INSURANCE

     General By-law No. 1 of the Corporation provides for the indemnification of each director and officer against all costs, charges and expenses reasonably incurred by him or her in respect of any action or proceeding to which he or she is made a party by reason of being a director or officer of the Corporation, subject to the limitations contained in General By-law No. 1 and in the CANADA BUSINESS CORPORATIONS ACT.

                        REPORT ON EXECUTIVE COMPENSATION

     During 2007, the Compensation Committee of the Board consisted of R. J. Wright, Chairman of the committee and also the then lead director of the Board,
J. B. Aune, H. J. Bolton and C. M. T. Thompson, all of whom are independent directors. Mr. Wright, while a partner of the law firm Lang Michener LLP, was Secretary of the Corporation from 1969 - 1971 and Vice President, General Counsel from April 1971 to August 1989. The Compensation Committee met six times during the year, including one in camera session.

     The Compensation Committee is responsible for establishing policies for determining the compensation of executives, and for fixing the compensation of Named Executive Officers (as defined in the Regulations of the SECURITIES ACT (Ontario), including the granting of stock options and deferred share and restricted share units to them under the Corporation's long term incentive plans. Also, from time to time, the Compensation Committee reviews other compensation policies within the Corporation.

     In setting compensation, reference is made to a comparator group of 19 mining and metal refining companies and other resource-based employers with comparable revenues and market capitalization. Sixteen of these companies are based in Canada, three in the United States. Nine are engaged in mining or metal refining.

     The Compensation Committee endeavors to ensure that the Corporation's compensation policies effectively attract and retain highly qualified and experienced executives and managers. In establishing policies covering base salaries, benefits, cash bonuses and long term incentive plans, the Compensation Committee takes into consideration the recommendations of management. Mercer (Canada) Limited has been engaged by management to provide specific support to it on executive and director compensation, including surveys of market practices and a technical analysis of this information relative to the Corporation's compensation plans and practices. Additionally, the Compensation Committee has retained the Hay Group to advise the committee on Chief Executive Officer compensation. The Hay Group is an independent consultant having no other significant consulting relationship with the Corporation.

STRUCTURE OF EXECUTIVE COMPENSATION

     The Corporation's executive compensation plan covers four areas:

o    Base salary
o    Annual incentive bonus
o    Benefits, and
o    Long term incentives in the form of equity compensation.

     Annual and long term incentives represent 78% of target total direct compensation including base salary, annual bonus and long term incentives for the President and Chief Executive Officer, and an average of 73% for the other Named Executive Officers.

BASE SALARY

     Base salaries are determined through analysis of salaries paid by companies in the comparator group, as well as individual performance as determined by the degree of achievement of business and operating goals. Total direct compensation targets the median compensation level of comparable employers, with higher levels of compensation provided to executives and managers who consistently achieve superior levels of performance.

ANNUAL INCENTIVE BONUS

     An annual incentive bonus plan (the "Bonus Plan") is in place to provide a variable component of total cash compensation that is directly related to the financial, environment and health and safety performance of the Corporation and its business units as well as the achievement of individual performance objectives.

     Financial performance is measured in terms of Return on Capital Employed ("ROCE"). Corporate and business unit ROCE targets are adjusted at the end of the year to reflect actual zinc, copper, coal and gold prices. Price adjusting target ROCE provides for recognition of excellent operating performance during periods of low commodity prices while avoiding windfall payouts during periods of high metal prices. The Bonus Plan also reinforces the Corporation's corporate values of ensuring a safe and healthy workplace and protecting the environment. The Bonus Plan has three components: company, business unit, and personal performance. Weightings for these components vary by position, reflecting the impact each position has on company-wide and business unit performance. Weightings and performance measures for each component of the Bonus Plan for the Named Executive Officer positions are set out below:

                     ------------------------------------------------------------------------------------
                                  COMPANY                 BUSINESS UNIT                 PERSONAL
                     ---------------------------  ----------------------------- -------------------------
                       WEIGHTING     PERFORMANCE    WEIGHTING     PERFORMANCE     WEIGHTING   PERFORMANCE
                                       MEASURE                      MEASURE                     MEASURE
-------------------- ------------ --------------- ------------ ---------------- ------------ ------------
President and CEO    50%          ROCE            20%           Safety          30%          Personal
                                                                Environment                  performance
                                                                                             objectives
-------------------- ------------ --------------- ------------ ---------------- ------------ ------------
Executive Vice       40%          ROCE            30%           ROCE            30%          Personal
President and COO                                               Safety                       performance
                                                                Environment                  objectives
-------------------- ------------ --------------- ------------ ---------------- ------------ ------------
Other Named          40%          ROCE            30%           VARIOUS:        30%          Personal
Executive                                                       -------
Officers                                                        ROCE                         performance
                                                                Safety                       objectives
                                                                Environment
                                                                Functional
                                                                objectives
---------------------------------------------------------------------------------------------------------

     Target bonuses are payable when company ROCE, business unit ROCE, safety and environment, and personal performance objectives are achieved. The target bonus for the Chief Executive Officer and other Named Executive Officers ranges from 50% to 75% of base salary.

BENEFITS

     Benefits are maintained at a level that is competitive overall with other Canadian mining and metal refining companies. Benefits include medical, extended health, dental, disability and life insurance coverage. Pension benefits for the Named Executive Officers are described on pages 22 to 25 of this Management Proxy Circular.

EQUITY COMPENSATION PLANS

STOCK OPTION PLANS

     The Corporation maintains two stock option plans (defined as compensation plans under which Class B subordinate voting shares have been authorized for issuance): the 2001 Stock Option Plan and the 1995 Stock Option Plan (please refer to sections entitled "Securities Authorized for Issuance Under Equity Compensation Plans" below for further information). In addition, options (the "Merger Options") were issued in exchange for options of Teck Cominco Metals Ltd. (formerly Cominco Ltd.) in connection with the 2001 merger of the Corporation and Cominco Ltd.

     The 2001 Stock Option Plan continues to be instrumental in providing a market-competitive total compensation package for attracting and retaining executives and key employees and linking long-term compensation to the performance of the Class B subordinate voting shares. Since May 1, 2001 no further options have been or may be issued under the 1995 Stock Option Plan.

     The following table sets out (a) the number of Class B subordinate voting shares (referred to as "Securities" in the table) to be issued upon exercise of options outstanding under the 2001 Stock Option Plan, the Merger Options and the 1995 Stock Option Plan, (b) the weighted average exercise price thereof, and (c) the number of Class B subordinate voting shares remaining available for issuance under the 2001 Stock Option Plan.

       SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
                           (AS AT DECEMBER 31, 2007)

--------------------------------------------------------------------------------------------------------------------
                                                                                             NUMBER OF SECURITIES
                                NUMBER OF SECURITIES TO BE    WEIGHTED-AVERAGE EXERCISE     REMAINING AVAILABLE FOR
                                  ISSUED UPON EXERCISE OF       PRICE OF OUTSTANDING         FUTURE ISSUANCE UNDER
        PLAN CATEGORY               OUTSTANDING OPTIONS                OPTIONS             EQUITY COMPENSATION PLANS
                                                                                             (EXCLUDING SECURITIES
                                            (a)                         (b)                REFLECTED IN COLUMN (a))
                                                                                                      (c)
--------------------------------------------------------------------------------------------------------------------
Equity Compensation Plans
approved by security holders           3,669,841(1)                    $22.86                      7,117,068
--------------------------------------------------------------------------------------------------------------------
Equity Compensation Plans not
approved by security holders                N/A                          N/A                          N/A
--------------------------------------------------------------------------------------------------------------------
Total                                  3,669,841(2)                    $22.86                    7,117,068(2)
--------------------------------------------------------------------------------------------------------------------

NOTES:

(1) The Class B subordinate voting shares to be issued upon exercise of outstanding options are comprised of (i) 3,336,841 Class B subordinate voting shares reserved for issuance in respect of options previously granted under the 2001 Stock Option Plan and (ii) 333,000 Class B subordinate voting shares reserved for issuance in respect of options issued in connection with the Merger Options. The aggregate number of Class B subordinate voting shares reserved for issuance in respect of such outstanding options represents 0.83% of the aggregate number of Class A common shares and Class B subordinate voting shares and 0.85% of the outstanding Class B subordinate voting shares.

(2) The aggregate of 10,786,909 Class B subordinate voting shares reserved for issuance under (i) the 2001 Stock Option Plan in respect of outstanding options and options which may be granted in future thereunder and (ii) outstanding options granted in 2001 as a result of the merger of the Corporation and Cominco Ltd. represents 2.44% of the aggregate number of outstanding Class A common shares and Class B subordinate voting shares and 2.49% of the number of outstanding Class B subordinate voting shares.

SHARE UNIT PLANS

     Effective April 28, 2004, directors and senior executive officers were eligible to participate in the Corporation's Deferred Share Unit Plan ("DSU") or Restricted Share Unit Plan ("RSU"). These plans provide for an annual grant to each director and certain senior executive officers. Non-executive directors also have the right to elect on an annual basis to receive some or all of their annual retainer in DSUs. Dividend equivalents are credited to a participant's account in the form of additional DSUs or RSUs as of each payment date in respect of which cash dividends are paid on the Class B subordinate voting shares. In the case of the Senior Executive Officers, DSUs and RSUs vest on the third anniversary of the end of the calendar year immediately preceding the date of grant. DSUs are paid out in cash on termination of employment, retirement or death. DSUs for directors are paid out in cash when the participant ceases to be a member of the Board. RSUs are paid out in cash prior to the third anniversary of the year ended immediately prior to the grant.

     Other executives and managers became eligible to participate in the share unit plans in 2005. As of December 31, 2007, directors, executives and managers held a total of 473,291 DSUs and 570,907 RSUs.

                      CHIEF EXECUTIVE OFFICER COMPENSATION

     Mr. Lindsay's compensation package consists of base salary, bonus and long term incentives, as outlined on page 30 of this Management Proxy Circular. Mr. Lindsay's base salary was adjusted to $1,100,000 effective January 1, 2007. His annual bonus incentive target is 75%, with a maximum amount payable of 150%. Mr. Lindsay's pension arrangements are described in the section of this report entitled "Pension Plan for Executives and Qualified Senior Salaried Employees".

     The Compensation Committee reviews the performance of the Chief Executive Officer against the specific objectives set out in the strategic plan including: improving the Corporation's safety performance, completing investments in productive assets or high quality resources, extending the life of the Highland Valley mine, and generating a new income source through exploration, development or acquisition. We chose not to act on our objective of surfacing additional value in our gold business as the key asset, Pogo, was not at the point where the full value of this asset could be realized. The Compensation Committee's assessment is then reviewed with the full Board for approval of any adjustments to salary and bonus.

     For 2007, Mr. Lindsay's bonus was $900,000.00 based on company, business unit and personal results calculated on the basis described in more detail on page 26 of this report. The business unit component of his bonus is comprised of safety and environmental performance, equally weighted. His personal performance component was a measure of his accomplishment of personal objectives established by the Board for 2007. A key objective to redeploy our strong cash position into producing assets and high quality resources was accomplished with the acquisition and successful integration of the Aur Resources' properties. The extension of the mine life of our core copper operation at Highland Valley was also accomplished early in the year. The objective of generating a new income source through exploration, development or acquisition was achieved through the Fording and Fort Hills transactions. We chose not to act on the objective of surfacing additional value in our gold business as the key asset, Pogo, was not at the point where the full value of this asset could be realized. These successes were, in part, offset by the setback in the development of Galore Creek.

     Compared to Chief Executive Officer compensation among the comparator group of mining and metal refining companies as well as other comparable resource-based employers, Mr. Lindsay's total compensation, including base pay, bonus and equity-based compensation, is near the median of the comparator group. The three year total shareholder return for the Corporation is at median, relative to the comparator group. The total shareholder return for the Corporation in 2007 relative to the comparator group was in the lower quartile.

     The following table summarizes total compensation earned by Mr. Lindsay during his term as President and Chief Executive Officer:

------------------------------------------------------------------------------------------
                               SUMMARY COMPENSATION TABLE
------------------------------------------------------------------------------------------
PRESIDENT AND CHIEF EXECUTIVE OFFICER
------------------------------------------------------------------------------------------
                                                       2007          2006          2005
------------------------------------------------------------------------------------------
                                                        $             $             $
------------------------------------------------------------------------------------------
CASH COMPENSATION
------------------------------------------------------------------------------------------
Base Salary                                         1,100,000       900,000       800,000
------------------------------------------------------------------------------------------
Bonus                                                 900,000       950,000       644,800
------------------------------------------------------------------------------------------
     TOTAL CASH COMPENSATION                        2,000,000     1,850,000     1,444,800
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
LONG TERM COMPENSATION
------------------------------------------------------------------------------------------
Deferred Stock Units (1)                              760,626       636,729     1,027,771
------------------------------------------------------------------------------------------
    -   Grant in January 2005 at time of hire                                     839,712
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
Restricted Stock Units (2)                            760,626       572,875
------------------------------------------------------------------------------------------
Stock Options (3)                                   1,915,800     1,145,400     1,358,400
------------------------------------------------------------------------------------------
    TOTAL LONG-TERM COMPENSATION                    3,437,052     2,355,004     3,225,883
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
TOTAL DIRECT COMPENSATION                           5,437,052     4,205,004     4,670,683
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
PENSION (4)                                           442,000       291,000       192,400
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
TOTAL                                               5,879,052     4,496,004     4,863,083
------------------------------------------------------------------------------------------

NOTES:

(1) This represents the portion of total direct compensation that was granted in DSU awards to Mr. Lindsay: 17,000 in February 2007 (share price of $43.74 on the date of the grant), 17,000 in February 2006 (share price of $33.20 on the date of the grant), 45,000 in March 2005 (share price of $22.64 on the date of the grant) and 45,000 in January 2005 at time of hire (share price of $18.46 on the date of the grant). Also includes the value of dividend equivalents credited to Mr. Lindsay in the form of additional DSUs as part of cash dividends paid on Class B subordinate voting shares.

(2) This represents the portion of total direct compensation that was granted in RSU awards to Mr. Lindsay: 17,000 in February 2007 (share price of $43.74 on the date of the grant), 17,000 in February 2006 (share price of $33.20 on the date of the grant). Also includes the value of dividend equivalents credited to Mr. Lindsay in the form of additional RSUs as part of cash dividends paid on Class B subordinate voting shares.

(3) This represents the portion of total direct compensation that was granted in stock options to Mr. Lindsay: 120,000 in February 2007 (share price of $43.74 on the date of the grant and Black- Scholes multiple of 36.5%), 100,000 in February 2006 (share price of $33.20 on the date of the grant and Black- Scholes multiple of 34.5%) and 150,000 in March 2005 (share price of $22.64 on the date of the grant and Black-Scholes multiple of 40.0%).

(4) The pension value represents the increase in the pension liability for the fiscal year related to service cost, compensation changes differing from assumptions and impact of plan changes. For comparability and consistency, this value is determined consistent with the actuarial assumptions used to determine the year-end pension plan liabilities disclosed in the financial statements, in accordance with generally accepted accounting principles.


Presented by the Compensation Committee:

         R. J. Wright, Chairman
         J. B. Aune
         H. J. Bolton
         C. M. T. Thompson

                           COMPENSATION OF DIRECTORS

     Commencing on April 25, 2007 the Corporation paid each of its directors an annual fee of $40,000. In addition, for the financial year ended December 31, 2007, the Chairman of the Board was paid an annual retainer of $300,000, the then non-executive lead director of the Board was paid an annual retainer of $225,000, the Chairman and Deputy Chairman of the Audit Committee received additional fees of $20,000 and the Chairmen of the Executive Committee, Compensation Committee, Pension Committee, Corporate Governance & Nominating Committee, Environment, Health & Safety Committee and Reserves Committee received an additional fee of $3,500 per annum.

     Directors who were not executives of the Corporation also received a fee of $1,500 for each Board meeting attended and $1,500 for each committee meeting attended, $6,000 per annum for service on the Audit Committee, $4,000 per annum for service on the Executive Committee, Compensation Committee, Pension Committee, Corporate Governance & Nominating Committee, Environment, Health & Safety Committee and Reserves Committee, reimbursement of all travel costs, a payment of $1,500 per annum for other expenses related to their duties and $1,000 per meeting fee for each Director who travels from out of province the day before a Board meeting.

     Directors are also eligible for participation in the Corporation's Deferred Share Unit Plans (see pg. 28). Non-executive directors received 1,200 (pre-split) share units with a grant day value of $86.10 (pre-split) per unit. The Chairman received 3,300 (pre-split) units with a grant day value of $86.10 (pre-split) per unit.

     On April 28, 2004, the Board discontinued grants of options under the 2001 Stock Option Plan to non-executive directors. Directors continue to hold options that were granted to them previously. As of December 31, 2007, the Chairman of the Board held options to purchase 307,000 Class B subordinate voting shares, the then lead director of the Board held options to purchase 44,000 Class B subordinate voting shares and the non-executive directors of the Corporation held options to purchase 181,000 Class B subordinate voting shares in the aggregate, issued at the closing prices for those shares on the Toronto Stock Exchange on the day immediately preceding the respective dates of grant.

MANDATORY SHAREHOLDING POLICY FOR DIRECTORS

     In February 2007, the Board amended the Mandatory Shareholding Policy (the "Policy") for non-executive directors. The amendment requires directors to own shares and/or DSUs or RSUs equivalent in value to five times their annual retainer including both cash and unit compensation. Directors have a period of five years within which to reach the mandatory level.

               SHAREHOLDER PROPOSALS FOR THE 2009 ANNUAL MEETING

     In order to be included in proxy material for the 2009 Annual Meeting of Shareholders, shareholder proposals must be received by the Corporation at its offices at Suite 3300, Bentall V, 550 Burrard Street, Box 31, Vancouver,
British Columbia, V6C 2B5, Attention: Corporate Secretary, no later than November 28, 2008.

                            SHARE PERFORMANCE GRAPH

     The following graph illustrates the Corporation's five-year (to December 31, 2007) cumulative total shareholder return (assuming reinvestment of dividends on each dividend payment date) on a $100 investment on January 1, 2002 in Class A common shares and Class B subordinate voting shares compared to the return on a comparable investment on the Diversified Metals & Mining Index (Sub Industry), the S&P TSX Composite Index and the Materials Index (Sector).

[GRAPHIC OMITTED - LINE GRAPH]

----------------------------------------------------------------------------------------------
                                                      2002   2003   2004   2005   2006   2007
                                                      ----   ----   ----   ----   ----   ----
Teck A                                                100     188    303    540    764    772
----------------------------------------------------------------------------------------------
Teck B                                                100     192    326    556    809    669
----------------------------------------------------------------------------------------------
Diversified Metals & Mining Index (Sub Industry)      100     175    201    295    496    573
----------------------------------------------------------------------------------------------
Materials Index (Sector)                              100     128    136    157    219    286
----------------------------------------------------------------------------------------------
S&P/TSX Composite Index                               100     127    145    180    211    232
----------------------------------------------------------------------------------------------

                             ADDITIONAL INFORMATION

      Copies of the following documents are available without charge to shareholders upon written request to the Corporate Secretary at 200 Burrard Street, Vancouver, British Columbia, V6C 3L9:

(i) the 2007 Annual Report to Shareholders containing the consolidated financial statements for the year ended December 31, 2007, together with the accompanying report of the external auditor;

(ii)  this Management Proxy Circular;

(iii) the Corporation's most recent Annual Information Form;

(iv)  comparative  financial  statements  for the year ended December 31, 2007;
      and

(v) Management's Discussion and Analysis in respect of the comparative financial statements for the year ended December 31, 2007 ("MD&A").

      Financial information is provided in the Corporation's comparative financial statements and MD&A for 2007.

      Additional information relating to the Corporation is on SEDAR at www.sedar.com.

                          BOARD OF DIRECTORS' APPROVAL

      The contents and sending of this Management Proxy Circular have been approved by the Board of Directors of the Corporation.

      DATED this 3rd day of March, 2008.


                                                        By Order of the Board

                                                        /s/ Karen L. Dunfee
                                                        Karen L. Dunfee
                                                        Corporate Secretary

                                   SCHEDULE A

                             GENERAL BY-LAW NO. 1

         A by-law relating generally to the transaction of the business and affairs of

                               TECK CORPORATION/
                                CORPORATION TECK


            BE IT ENACTED as a by-law of the Corporation as follows:


                                  Section One

                                 INTERPRETATION

1.01 DEFINITIONS - In the by-laws of the Corporation, unless the context otherwise requires:

         "Act" means the CANADA BUSINESS CORPORATIONS ACT, and any statute that may be substituted therefor, as from time to time amended;

         "articles"   means  the  articles   attached  to  the  certificate  of
         amalgamation of the Corporation dated January 1, 1997, as from time to time amended or restated;

         "board" means the board of directors of the Corporation and includes, where the context permits or requires, any committee of the board of directors in the exercise of powers delegated to it by the board of directors;

         "by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

         "Corporation" means the corporation amalgamated by certificate of amalgamation under the Act and named Teck Corporation/Corporation Teck;

         "meeting of shareholders" includes an annual meeting of shareholders and a special meeting of shareholders;

         "non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Canada);

         "recorded address" means in the case of a shareholder such person's address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the board, such person's latest address as recorded in the records of the Corporation;

         "signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by section
         2.04 or by a resolution passed pursuant thereto;

         "special meeting of shareholders" includes a special meeting of all shareholders entitled to vote at an annual meeting of shareholders and a meeting of any class or classes of shareholders entitled to vote on the question at issue;

1.02 WORDS DEFINED IN ACT - Save as aforesaid, words and expressions defined in the Act have the same meanings when used herein.

1.03 NUMBER AND GENDER - Words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated organizations.

                                  Section Two

                          BUSINESS OF THE CORPORATION

2.01 REGISTERED OFFICE - Until changed in accordance with the Act, the registered office of the Corporation shall be at the City of Vancouver in the Province of British Columbia and at such location therein as the board may from time to time determine.

2.02 CORPORATE SEAL - Until changed by the board, the corporate seal of the Corporation,

if any, shall be in the form impressed hereon.

2.03 FINANCIAL YEAR - Until changed by the board, the financial year of the Corporation shall end on the 31st day of December in each year.

2.04 EXECUTION OF INSTRUMENTS - Deeds, transfers, assignments, bills of sale, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by two persons, one of whom holds the office of chairman of the board, deputy chairman, chief executive officer, president, chief operating officer, vice president, secretary, treasurer or controller and the other of whom is a director and/or holds any one or more of the offices of assistant secretary, assistant treasurer or any other office created by by-law or by resolution of the board. Alternatively, the board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal to any instrument requiring the same.

2.05 BANKING ARRANGEMENTS - The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe or authorize.

2.06 VOTING RIGHTS IN OTHER BODIES CORPORATE - The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.07 WITHHOLDING INFORMATION FROM SHAREHOLDERS - Subject to the provisions of the Act, no shareholder shall be entitled to discovery of any information respecting any details or conduct of the Corporation's business which, in the opinion of the board, could be inexpedient in the interests of the shareholders or the Corporation to communicate to the public. The board may from time to time determine whether and to what extent and at what time and place and under what conditions or regulations the accounts, records and documents of the Corporation or any of them shall be open to the inspection of shareholders and no shareholder shall have any right to inspect any account, record or document of the Corporation except as conferred by the Act or authorized by the board.


                                 Section Three

                            BORROWING AND SECURITIES

3.01 BORROWING POWER - Without limiting the borrowing powers of the Corporation as set forth in the Act, the board may from time to time:

         (a)     borrow money upon the credit of the Corporation;

         (b) issue, reissue, sell or pledge bonds, debentures, notes or other evidence of indebtedness or guarantee of the Corporation, whether secured or unsecured;

         (c) subject to the Act, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

         (d) mortgage, hypothecate, pledge or otherwise create a security interest in or charge upon all or any real or personal, movable or immovable property of the Corporation, owned or subsequently acquired, including book debts, rights, powers, franchises and undertaking by way of mortgage, hypothec, pledge or otherwise, to secure payment of any such evidence of indebtedness or guarantee whether present or future of the Corporation.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

3.02 DELEGATION - The board may from time to time by resolution delegate to a director, a committee of directors or an officer of the Corporation as may be designated by the board all or any of the powers conferred on the board by section 3.01 or by the Act to such extent and in such manner as the board shall determine at the time of each such delegation.


                                  Section Four

                                   DIRECTORS

4.01 NUMBER OF DIRECTORS AND QUORUM - Until changed in accordance with the Act, the board shall consist of not fewer than the minimum number and not more than the maximum number of directors provided in the articles. Subject to the Act and to section 4.08, the quorum for the transaction of business at any meeting of the board shall consist of the lesser of 5 and that number which is not less than 40% of the number of directors then in office or such other number of directors as the board may from time to time determine.

4.02 QUALIFICATION - No person shall be qualified for election as a director if such person is less than 18 years of age; if such person is of unsound mind and has been so found by a court in Canada or elsewhere; if such person is not an individual; or if such person has the status of a bankrupt. A director need not be a shareholder. A majority of the directors shall be resident Canadians. At least one-half of the directors shall be individuals who are neither officers nor employees of the Corporation.

4.03 ELECTION AND TERM - Directors shall be elected yearly to hold office until the next annual meeting of shareholders and until their successors are elected. At each annual meeting of shareholders, all the directors then in office shall retire but, if qualified, shall be eligible for re-election. The number of directors to be elected at any such meeting shall be the number of directors then in office unless the directors otherwise determine. The election shall be by resolution.

4.04 REMOVAL OF DIRECTORS - Subject to the provisions of the Act, the shareholders may by resolution passed at a special meeting of shareholders remove any director from office and the vacancy created by such removal may be filled at the same meeting failing which it may be filled by the directors.

4.05 VACATION OF OFFICE - A director ceases to hold office when such person dies; such person is removed from office by the shareholders; such person ceases to be qualified for election as a director; or such person's written resignation is sent or delivered to the Corporation, or, if a time is specified in such resignation, at the time so specified, whichever is later.

4.06 VACANCIES - Subject to the Act, a quorum of the board may fill a vacancy in the board, except a vacancy resulting from an increase in the number or minimum number of directors required by the articles or from a failure of the shareholders to elect the number or minimum number of directors required by the articles. In the absence of a quorum of the board, or if the vacancy has arisen from a failure of the shareholders to elect the number or minimum number of directors required by the articles, the board shall forthwith call a special meeting of shareholders to fill the vacancy. If the board fails to call such meeting or if there are no such directors then in office, any shareholder may call the meeting.

4.07 ACTION BY THE BOARD - The board shall manage the business and affairs of the Corporation. Subject to sections 4.08 and 4.09, the powers of the board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum remains in office.

4.08 CANADIAN MAJORITY - The board shall not transact business at a meeting, other than filling a vacancy in the board, unless a majority of the directors present are resident Canadians, except where:

         (a) a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting; and

         (b) a majority of resident Canadian directors would have been present had that director been present at the meeting.

4.09 MEETINGS BY TELEPHONE - If all the directors consent, a director may participate in a meeting of the board or of a committee of the board by means of such telephone or other communications facilities as permit all persons participating in the meeting to hear each other, and a director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board held while a director holds office.

4.10 PLACE OF MEETINGS - Meetings of the board may be held at any place in or outside Canada.

4.11 CALLING OF MEETINGS - Meetings of the board shall be held from time to time and at such time at such place as the board, the chairman of the board, the chief executive officer or any two directors may determine.

4.12 NOTICE OF MEETING - Notice of the time and place of each meeting of the board shall be given in the manner provided in section 12.01 to each director not less than 48 hours before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except that if the Act requires any matter to be specified, including any proposal to:

         (a) submit to the shareholders any question or matter requiring approval of the shareholders;

         (b) fill a vacancy among the directors or in the office of auditor;

         (c)     issue securities;

         (d)     declare dividends;

         (e)     purchase,   redeem  or   otherwise   acquire   shares  of  the
                 Corporation;

         (f)     pay a commission for the sale of shares;

         (g)     approve a management proxy circular;

         (h)     approve a take-over bid circular or directors' circular;

         (i)     approve any annual financial statements; or

         (j)     adopt, amend or repeal by-laws;

reference to that matter shall be made in the notice or material that accompanies the notice. A director may in any manner waive notice of or otherwise consent to a meeting of the board, either before or after the meeting to which such waiver or consent relates. Attendance of a director at a meeting of directors is a waiver of notice of the meeting except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

4.13 FIRST MEETING OF NEW BOARD - Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

4.14 ADJOURNED MEETING - Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the meeting from which the adjournment is taken.

4.15 REGULAR MEETINGS - The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

4.16 CHAIRMAN - The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the board, deputy chairman of the board, chief executive officer, president, chief operating officer, or any vice president. If no such officer is present, the directors present shall choose one of their number to be chairman. Notwithstanding the foregoing, the chairman of the board or the board may from time to time assign to a non-executive deputy chairman the duty of acting as chairman at meetings of the board.

4.17 VOTES TO GOVERN - At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chairman of the meeting shall be entitled to a second or casting vote.

4.18 CONFLICT OF INTEREST - A director or officer who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation shall disclose the nature and extent of that director's or officer's interest at the time and in the manner provided by the Act. Any such contract or proposed contract shall be referred to the board or the shareholders for approval even if such contract is one that in the ordinary course of the Corporation's business would not require approval by the board or the shareholders, and a director interested in a contract so referred to the board shall not vote on any resolution to approve the same except as provided by the Act.

4.19 REMUNERATION AND EXPENSES - The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.


                                  Section Five

                                   COMMITTEES

5.01 COMMITTEE OF DIRECTORS - The board may appoint from its members one or more committees of directors, however designated, and delegate to such committees any of the powers of the board except those which, under the Act, a committee of directors has no authority to exercise. A majority of the members of each committee shall be resident Canadians.

5.02 PROCEDURE - Unless otherwise determined by the board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

5.03 TRANSACTION OF BUSINESS - The powers of a committee of directors may be exercised by a meeting at which a quorum of the committee is present (including meetings by telephone to the extent permitted by section 4.09) or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of any committee may be held at any place in or outside Canada.

5.04 AUDIT COMMITTEE - The board shall elect annually from among its number an audit committee to be composed of not fewer than 3 directors of whom a majority shall not be officers or employees of the Corporation or its affiliates. The audit committee shall have the powers and duties provided in the Act.


                                  Section Six

                                    OFFICERS

6.01 APPOINTMENt - The board shall from time to time appoint a chairman of the board, a chief executive officer, a president, one or more vice presidents (to which title may be prefaced or added words to indicate seniority or function), a secretary, a treasurer and a controller, and such other officers as the board may determine including one or more deputy chairman (to which title may be prefaced or added the words "executive" or "non-executive" as the case may be to indicate specific functions), a chief operating officer and one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to sections 6.02 and 6.03, an officer may but need not be a director and one person may hold more than one office.

6.02 CHAIRMAN OF THE BOARD - The chairman of the board shall be a director. He shall act as chairman at all meetings of the board, meetings of any executive committee of the board, and meetings of the shareholders at which in each case he is present, unless he or the board has assigned any of such duties to a deputy chairman. The board may assign to the chairman of the board any of the powers and duties that are by any provisions of this by-law capable of being assigned to the chief executive officer or the president; and the chairman of the board shall, subject to the provisions of the Act, have such other powers and duties as the board may specify. During the absence or disability of the chairman of the board, his duties shall be performed and his powers exercised by the executive deputy chairman of the board, if any, or otherwise by the chief executive officer.

6.03 DEPUTY CHAIRMAN - If appointed, a deputy chairman of the board shall be a director and subject to the provisions of the Act, shall have such powers and duties as the board may specify from time to time. If an executive deputy chairman is appointed, he shall during any absence or disability of the chairman of the board have all the duties and powers of that office. If a non-executive deputy chairman is appointed, the board may assign to him the role of lead director of the board in all matters relating to corporate governance and chairman of any corporate governance committee. The chairman of the board or the board may also assign to a deputy chairman duties to act as chairman at meetings of the board, meetings of the executive committee, or meetings of the shareholders.

6.04 CHIEF EXECUTIVE OFFICER - The chief executive officer, subject to the authority of the board, shall have general supervision of the business and affairs of the Corporation and such other powers and duties as are specified herein or by the board at any time. During the absence or disability of the president, or if no president has been appointed, the chief executive officer shall also have the powers and duties of that office.

6.05 PRESIDENT - The president shall have such powers and duties as the board or the chief executive officer may specify and if no chief operating officer has been appointed, he shall also have the powers and duties of that office.

6.06 CHIEF OPERATING OFFICER - If appointed, the chief operating officer shall be responsible for the general management of all operations of the Corporation and shall have such other powers and duties as the board or the chief executive officer may specify.


6.07 VICE PRESIDENT - A vice president shall have such powers and duties as the board or the chief executive officer may specify.

6.08 SECRETARY - The secretary shall attend and be the secretary of all meetings of the board, shareholders and committees of the board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; the secretary shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; the secretary shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and the secretary shall have such other powers and duties as the board or the chief executive officer may specify.

6.09 TREASURER - The treasurer shall transact such financial business of the Corporation as the board or the chief executive officer may determine. The treasurer shall prepare and render reports on financial matters of the Corporation whenever required and shall be responsible for the safekeeping of securities; and the treasurer shall have such other powers and duties as the board or chief executive officer may specify.

6.10 CONTROLLER - The controller shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money and the disbursement of funds of the Corporation; and the controller shall have such other powers and duties as the board or chief executive officer may specify.

6.11 POWERS AND DUTIES OF OTHER OFFICERS - The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board or the chief executive officer may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

6.12 VARIATION OF POWERS AND DUTIES - The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

6.13 TERM OF OFFICE - The board, in its discretion, may remove any officer of the Corporation, without prejudice to such officer's rights under any employment contract. Otherwise each officer appointed by the board shall hold office until such person's successor is appointed.

6.14 TERMS OF EMPLOYMENT AND REMUNERATION - The terms of employment and the remuneration of officers appointed by the board may from time to time, be settled by it or by any committee of the board established for that purpose, or may be delegated to the chief executive officer with respect to officers other than himself.

6.15 CONFLICT OF INTEREST - An officer shall disclose such person's interest in any material contract or proposed material contract with the Corporation in accordance with section 4.18.

6.16 AGENTS AND ATTORNEYS - The board shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the power to sub-delegate) as may be thought fit.

6.17 FIDELITY BONDS - The board may require such officers, employees and agents of the Corporation as the board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the board may from time to time determine.


                                 Section Seven

                  PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

7.01 LIMITATION OF LIABILITY - Every director and officer of the Corporation in exercising his powers and discharging his duties shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his office or in relation thereto, unless the same are occasioned by his own wilful neglect or default; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof.

7.02 INDEMNITY - Subject to the limitations contained in the Act, the Corporation shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor (or a person who undertakes or has undertaken any liability on behalf of the Corporation or any such body corporate) and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, if:

         (a) he acted honestly and in good faith with a view to the best interests of the Corporation; and

         (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that such person's conduct was lawful.

The Corporation shall also indemnify such person in such other circumstances as the Act permits or requires.

7.03 INSURANCE - Subject to the limitations contained in the Act, the Corporation may purchase and maintain insurance for the benefit of any person referred to in section 7.02.

                                 Section Eight

                                     SHARES

8.01 ALLOTMENT - Subject to the provisions of the Act, the board may from time to time grant options to purchase or allot the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as prescribed by the Act.

8.02 COMMISSIONS - The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of such person's purchasing or agreeing to purchase shares or other securities of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares or other securities.

8.03 REGISTRATION OF TRANSFER - Subject to the provisions of the Act, no transfer of shares shall be registered in a securities register except upon presentation of the certificate representing such shares with a transfer endorsed thereon, or delivered therewith, duly executed by the registered holder or by such person's attorney or successor duly appointed, together with such reasonable assurance or evidence of signature, identification and authority to transfer, if any, as the board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the board, upon compliance with such restrictions on transfer as are authorized by the articles.

8.04 TRANSFER AGENTS AND REGISTRARS - The board may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers of transfers, but one person may be appointed both registrar and transfer agent. The board may at any time terminate any such appointment.

8.05 NON-RECOGNITION OF TRUSTS - Subject to the provisions of the Act, the Corporation shall treat the registered owner of a security as the person exclusively entitled to vote, to receive notices, to receive any interest, dividend or other payments in respect of such security, and otherwise to exercise all the rights and powers of an owner of such security.

8.06 SHARE CERTIFICATES - Every holder of one or more shares of the Corporation shall be entitled, at the holder's option, to a share certificate, or to a non-transferable written acknowledgement of the holder's right to obtain a share certificate, stating the number and class or series of shares held by the holder as shown on the securities register. Share certificates and acknowledgements of a shareholder's right to a share certificate, respectively, shall be in such form as the board shall from time to time approve. Any share certificate shall be signed in accordance with section 2.04 and need not be under the corporate seal; provided that, unless the board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of one of the signing officers or, in the case of share certificates which are not valid unless countersigned by or on behalf of a transfer agent and/or registrar, the signatures of both signing officers, may be printed or mechanically reproduced in facsimile upon share certificates and every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A share certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

8.07 REPLACEMENT OF SHARE CERTIFICATES - The board or any officer or agent designated by the board may in its or his discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken if the owner:

         (a) so requests before the Corporation has notice that the security has been acquired by a bona fide purchaser;

         (b) furnishes the Corporation with an indemnity bond sufficient, in the discretion of the board, to protect the Corporation; and

         (c) satisfies any other reasonable requisites imposed by the Corporation from time to time, whether generally or in any particular case.

8.08 JOINT SHAREHOLDERS - If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate or written acknowledgement referred to in section 8.07 in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

8.09 DECEASED SHAREHOLDERS - In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.


                                  Section Nine

                              DIVIDENDS AND RIGHTS

9.01 DIVIDENDS - The board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid by issuing fully paid shares of the Corporation and, subject to the provisions of the Act, in money or property.

9.02 DIVIDEND CHEQUES - A dividend payable in cash shall be paid by cheque drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at such person's recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

9.03 NON-RECEIPT OF CHEQUES - In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

9.04 RECORD DATE FOR DIVIDENDS AND RIGHTS - The board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, provided that, unless notice of the record date is waived in writing by every holder of a share of the class or series affected whose name is set out in the securities register at the close of business on the day the directors fix the record date, notice of any such record date shall be given not less than 7 days before such record date, by newspaper advertisement in the manner and to the extent required by the Act. Where no record date is fixed in advance as aforesaid, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

9.05 UNCLAIMED DIVIDENDS - Any dividend unclaimed after a period of 6 years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.


                                  Section Ten

                            MEETINGS OF SHAREHOLDERS

10.01 ANNUAL MEETINGS - The annual meeting of shareholders shall be held at such time in each year and, subject to section 10.03, at such place as the board or, if authorized by it, as the chairman of the board, a deputy chairman of the board or the chief executive officer may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

10.02 SPECIAL MEETINGS - The board, the chairman of the board, a deputy chairman of the board or the chief executive officer shall have power to call a special meeting of shareholders at any time.

10.03 PLACE OF MEETINGS - Meetings of shareholders shall be held in the municipality in which the registered office is situate or, if the board shall so determine, at such other place in Canada as it determines.

10.04 NOTICE OF MEETINGS - Notice of the time and place of each meeting of shareholders shall be given in the manner provided in section 12.01 not less than 21 nor more than 50 days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors and reappointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting. A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of or otherwise consent to a meeting of shareholders.

10.05 CHAIRMAN, SECRETARY AND SCRUTINEERS - The chairman of any meeting of shareholders shall be the chairman of the board or a deputy chairman, if he has been delegated to do so by the chairman of the board or the board, or in their absence the chief executive officer; failing which the president or a vice president who is a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

10.06 PERSONS ENTITLED TO BE PRESENt - The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

10.07 QUORUM - A quorum for the transaction of business at any meeting of shareholders shall be 3 persons present in person, each being a shareholder or representative duly authorized in accordance with the Act entitled to vote thereat or a duly appointed proxy for a shareholder so entitled and holding or representing, in the aggregate, not less than 20% of the votes entitled to be cast at the meeting. If a quorum is present at the opening of the meeting, the shareholders present in person or by proxy may proceed with the business of the meeting even if a quorum is not present throughout the meeting.

10.08 PROXIES - Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act as such shareholder's nominee at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or the shareholder's attorney and shall conform with the requirements of the Act.

10.09 TIME FOR DEPOSIT OF PROXIEs - The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours exclusive of non-business days, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, unless it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

10.10 JOINT SHAREHOLDERS - If two or more persons hold shares jointly, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy and vote, they shall vote as one on the shares jointly held by them.

10.11 VOTES TO GOVERN - At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by the majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chairman of the meeting shall be entitled to a second or casting vote.

10.12 SHOW OF HANDS - Subject to the provisions of the Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

10.13 BALLOTS - On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, any shareholder or proxyholder entitled to vote at the meeting may require or demand a ballot. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which such person is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

10.14 ADJOURNMENT - If a quorum is not present at the opening of a meeting of shareholders, the shareholders present may adjourn the meeting to a fixed time and place but may not transact any other business. If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.


                                 Section Eleven

                           DIVISIONS AND DEPARTMENTS

11.01 CREATION AND CONSOLIDATION OF DIVISIONS - The board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one or more divisions upon such basis, including without limitation, character or type of operation, geographical territory, product manufactured or service rendered, as the board may consider appropriate in each case. The board may also cause the business and operations of any such division to be further divided into sub-units and the business and operations of any such divisions or sub-units to be consolidated upon such basis as the board may consider appropriate in each case.

11.02 NAME OF DIVISION - Any division or its sub-units may be designated by such name as the board may from time to time determine and may transact business under such name, provided that the Corporation shall set out its name in legible characters in all contracts, invoices, negotiable instruments and orders for goods or services issued or made by or on behalf of the Corporation.

11.03 OFFICERS OF DIVISIONS - From time to time the board or, if authorized by the board, the chief executive officer, may appoint one or more officers for any division, prescribe their powers and duties and settle their terms of employment and remuneration. The board or, if authorized by the board, the chief executive officer, may remove at the board's or the chief executive officer's pleasure any officer so appointed, without prejudice to such officer's rights under any employment contract. Officers of divisions or their sub-units shall not, as such, be officers of the Corporation.


                                 Section Twelve

                                    NOTICES

12.01 METHOD OF GIVING NOTICE - Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to such person's recorded address or if mailed to such person at such person's recorded address by prepaid ordinary or air mail or if sent to such person at such person's recorded address by any means of prepaid transmitted or recorded communication including telex, telegraph or facsimile transmission. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box; and a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when confirmation of completed transmission is received by the sender. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by the secretary to be reliable.

12.02 NOTICE TO JOINT SHAREHOLDERS - If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

12.03 COMPUTATION OF TIME - In computing the date when notice must be given under any provision requiring a specified number of days' notice of any meeting or other event, the date of giving the notice and the date of the meeting or other event shall both be excluded.

12.04    UNDELIVERED NOTICES - If any notice given to a shareholder pursuant to section 12.01 is returned on three consecutive occasions because the shareholder cannot be found, the Corporation shall not be required to give any further notices to such shareholder until such shareholder informs the Corporation in writing of such shareholder's new address.

12.05 OMISSIONS AND ERRORS - The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

12.06 PERSONS ENTITLED BY DEATH OR OPERATION OF LAW - Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom such person derives such person's title to such share prior to such person's name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which such person became so entitled) and prior to such person's furnishing to the Corporation the proof of authority or evidence of such person's entitlement prescribed by the Act.

12.07 WAIVER OF NOTICE - Any shareholder (or duly appointed proxyholder), director, officer, auditor or member of a committee of the board may at any time waive the sending of any notice, or waive or abridge the time for any notice, required to be given to such person under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of the board which may be given in any manner.


                                Section Thirteen

                                     REPEAL

13.01 REPEAL - The prior General By-Law No. 1 of the Corporation enacted by the board of directors of the Corporation on February 21, 1996 and confirmed by the shareholders of the Corporation on April 24, 1996 is repealed as of the coming into force of this by-law. Such repeal shall not affect the previous operation of such repealed by-law or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles (as defined in the Act) or predecessor charter documents of the Corporation obtained prior to, such repealed by-law prior to its repeal. All officers and persons acting under such by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the board or a committee of the board with continuing effect passed under such repealed by-law shall continue to be good and valid except to the extent inconsistent with this by-law and until amended or repealed.


                                   Section 14

                                 EFFECTIVE DATE

14.01 EFFECTIVE DATE - This by-law shall come into force when enacted by the directors, subject to the Act.

         ENACTED by the Board the 8th day of June, 2000.




         CONFIRMED by the shareholders the 25th day of April, 2001.

                                   SCHEDULE B

                      CONFIRMATION OF GENERAL BY-LAW NO. 1

         The following resolution is being submitted for consideration at the Meeting and, if deemed appropriate, approval:

BE IT RESOLVED THAT:

1. General By-law No. 1, in the form attached as Schedule "A" to the accompanying Management Proxy Circular for the Annual and Special Meeting of Shareholders of Teck Cominco Limited (the "CORPORATION") to be held on April 23, 2008 and adopted by the directors of the Corporation on February 26, 2008, is hereby confirmed and approved; and

2. any one officer or director of the Corporation be and is hereby authorized and directed to prepare, execute (whether under the corporate seal or otherwise) and deliver any and all such other instrument(s) in the name and on behalf of the Corporation, and to do and to perform or cause to be done and performed any and all such other acts and things as such officer or director may determine to be necessary or advisable in order to carry out the purposes and intent of the foregoing resolution, the execution, delivery and filing of any and all such other instrument(s) and the performance or the causing of the performance of any and all such other acts and things to be conclusive evidence of such determination.

                                   SCHEDULE C

                                  BY-LAW NO. 2

                       A by-law to amend By-law No. 1 of

                              TECK COMINCO LIMITED
                              (the "CORPORATION")

BE IT ENACTED as a by-law of the Corporation as follows:

1. Section 8.03 of By-law No. 1 of the Corporation is hereby repealed in its entirety and replaced with the following provision:

     "REGISTRATION OF TRANSFER - In the case of shares represented by a certificate, no transfer of shares shall be registered in a securities register except upon presentation of the certificate representing such shares with a transfer endorsed thereon, or delivered therewith, duly executed by the registered holder or by such person's attorney or successor duly appointed, together with such reasonable assurance or evidence of signature, identification and authority to transfer, if any, as the board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the board, upon compliance with such restrictions on transfer as are authorized by the articles."


ENACTED as a by-law of the Corporation this 20th day of November, 2007.

                                   SCHEDULE D

                          CONFIRMATION OF BY-LAW NO. 2

     The following resolution is being submitted for consideration at the Meeting and, if deemed appropriate, approval:

BE IT RESOLVED THAT:

1. By-law No. 2, in the form attached as Schedule "C" to the accompanying Management Proxy Circular for the Annual and Special Meeting of Shareholders of Teck Cominco Limited (the "CORPORATION") to be held on April 23, 2008 and adopted by the directors of the Corporation on February 26, 2008, is hereby confirmed and approved; and

2. any one officer or director of the Corporation be and is hereby authorized and directed to prepare, execute (whether under the corporate seal or otherwise) and deliver any and all such other instrument(s) in the name and on behalf of the Corporation, and to do and to perform or cause to be done and performed any and all such other acts and things as such officer or director may determine to be necessary or advisable in order to carry out the purposes and intent of the foregoing resolution, the execution, delivery and filing of any and all such other instrument(s) and the performance or the causing of the performance of any and all such other acts and things to be conclusive evidence of such determination.

                                   SCHEDULE E

                       MANDATE OF THE BOARD OF DIRECTORS

     The Board of Directors is responsible for the stewardship of the Corporation. The Board has implemented a system of corporate governance that is designed to assist the Board in overseeing the management of the business and affairs of the Corporation. Management of the Corporation and execution of the strategic plan is delegated to the Chief Executive Officer and management. The Board provides guidance and direction to management in pursuit of the Corporation's goals and strategic plans. The Board is responsible for:

(a) selecting, setting goals for, monitoring the performance and competence of and planning for the succession of the Chief Executive Officer (CEO) and satisfying itself as to the integrity of the CEO and the other senior officers and satisfying itself that they create a culture of integrity throughout the organization;

(b)  succession planning, including the training and monitoring of management;

(c) with the advice of the Compensation Committee, approving the compensation of the senior management team and approving an appropriate compensation program for the Corporation's personnel;

(d) approving the annual and quarterly reports, including the financial statements and related regulatory filings prior to their filing with applicable regulatory agencies and their release to the public;

(e) adopting a strategic planning process in approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

(f) identifying the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage those risks;

(g)  adopting  a  communication  and  continuous   disclosure  policy  for  the
     Corporation and monitoring its implementation;

(h) overseeing the policies and procedures implemented by management to ensure the integrity of the Corporation's internal control, financial reporting and management information systems;

(i) adopting an appropriate, formal orientation program for new directors and ongoing education sessions on the various business units and strategies of the Corporation for all directors;

(j) appointing Board committees, however designated, and delegating to any such Board committees any of the powers of the Board except those which pertain to items which, under the CANADA BUSINESS CORPORATIONS ACT, a Board committee has no authority to exercise;

(k) determining whether individual directors meet the requirements for independence set out in the rules of the stock exchanges and securities regulatory authorities to which the Corporation is subject, and make such disclosures as are required with respect to that determination; and

(l) developing the Corporation's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to Teck Cominco.

DECISIONS REQUIRING BOARD APPROVAL

     The CEO has been delegated by the Board the authority to approve individual commitments and expenditures for any corporate purpose up to a maximum of $10 million per item or group of similar items. The CEO together with the Chairman, have been delegated the authority to approve individual commitments and expenditures for any corporate purpose up to a maximum of $20 million per item or group of similar items. The CEO is also authorized to approve commitments and expenditures of any amount for purposes that have appeared in a financial plan or otherwise have been adopted by the Board of Directors. Projects involving expenditures or commitments in excess of these limits must receive Board approval. The Board retains responsibility for significant changes in the Corporation's affairs such as approval of major capital expenditures, new debt financing arrangements and significant investments, acquisitions and divestitures. No securities can be issued without the authorization of the Board and the Board must specifically authorize the purchase, redemption or other acquisition of shares issued by the Corporation.

MEASURES FOR RECEIVING FEEDBACK FROM SECURITY HOLDERS

     The Corporation has an investor relations department which is responsible for communications with investors. Investors have the opportunity to provide feedback to the Corporation via the investor relations group through email at the Corporation's website, through direct or telephone contact with the investor relations officer (a contact person is identified in each press release) and through regular mail service. In addition, the Corporation regularly has face-to-face meetings with investment analysts and institutional investors where feedback is provided directly to the investor relations officer and senior management present at the meeting. The investor relations department responds to all investor enquiries in a timely manner either directly or by passing the request along to the appropriate department in the company for their response. Investor feedback is evaluated by the Investor Relations & Strategic Analysis and summarized for senior management. This evaluation takes into account the nature and frequency of the feedback and the sensitivity of the subject under discussion. Significant shareholder comments and analysts' reports on the Corporation are reported quarterly to the Board.

EXPECTATIONS OF MANAGEMENT

     The day-to-day management of the Corporation and its operations is the responsibility of management under the direction of the CEO. The Board expects management to manage and maintain the Corporation's operations efficiently and safely. The Board has adopted a Code of Ethics that requires each employee to maintain the highest ethical standards of behaviour while conducting the Corporation's business.

EXPECTATIONS AND RESPONSIBILITIES OF DIRECTORS

     Directors are expected to attend all regularly scheduled Board and Committee meetings and to have reviewed in advance the meeting materials.

DIRECTOR ORIENTATION AND EDUCATION

     The Board shall ensure that all new directors receive a comprehensive orientation. New directors shall be provided with a copy of the Corporation's key policies, codes and mandates. The Board shall encourage and provide continuing education opportunities to directors including regularly scheduled briefings on the Corporation's operations, business and key issues.

                                   SCHEDULE F

                  DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

The following table discloses the Corporation's current corporate governance practices in accordance with the requirements of National Instrument 58-101.

-------------------------------------------------------- ----------------- ------------------------------------------------------
                                                           Teck Cominco
Disclosure Requirement under Form 58-101F1                  Compliance     Comments & Discussion
-------------------------------------------------------- ----------------- ------------------------------------------------------
1. (a)  Disclose the identity of directors who are             Yes         The Board has determined that all of the directors
        independent.                                                       of the  Corporation  with the  exception  of  Messrs.
                                                                           Keevil,  Keevil III and Lindsay are independent.  See
                                                                           disclosure under the "Election of Directors"  section
                                                                           of this Management Proxy Circular.

-------------------------------------------------------- ----------------- ------------------------------------------------------
   (b)  Disclose the identity of directors who are not         Yes         See disclosure under the "Election of Directors"
        independent,  and  describe  the basis of that                     section of this Management Proxy Circular.
        determination.
-------------------------------------------------------- ----------------- ------------------------------------------------------
   (c)  Disclose  whether  or  not a  majority  of are         Yes         11 of 14 or 79% of the Corporation's current directors
        independent.  If a majority of  directors  are                     directors are independent.
        not  independent,  describe  what the board of
        directors (the "Board") does to facilitate its
        exercise of  independent  judgment in carrying
        out its responsibilities.
-------------------------------------------------------- ----------------- ------------------------------------------------------
   (d)  If a director  is  presently a director of any         Yes         Such other directorships have been disclosed in the
        other  issuer that is a  reporting  issuer (or                     "Election of Directors" section of this Management
        the equivalent) in a jurisdiction or a foreign                     Proxy Circular.
        jurisdiction,  identify  both the director and
        the other issuer.
-------------------------------------------------------- ----------------- ------------------------------------------------------
   (e)  Disclose   whether  or  not  the   independent         Yes         The Board has  adopted a policy  for the  independent
        directors  hold regularly  scheduled  meetings                     members  of the  Board  to  meet  without  management
        at  which  members  of  management  are not in                     present  at  regularly   scheduled   meeting  of  the
        attendance.  If the independent directors hold                     Board.  These  sessions are of no fixed  duration and
        such   meetings,   disclose   the   number  of                     participating  directors are  encouraged to raise and
        meetings   held   during  the   preceding   12                     discuss  any issues of  concern.  In camera  sessions
        months.  If the  independent  directors do not                     are on  each  meeting  agenda  and  were  held at two
        hold such  meetings,  describe  what the Board                     meetings of the Board in 2007.
        does to facilitate open and candid  discussion
        among its independent directors.
-------------------------------------------------------- ----------------- ------------------------------------------------------
   (f)  Disclose  whether  or  not  the  chair  of the         Yes         Norman B. Keevil  serves as the Board  Chair,  and is
        Board  is  an  independent  director.  If  the                     not an independent  director.  He has served as Board
        Board has a Chair or Lead  Director  who is an                     Chair since 2001.
        independent  director,  disclose  the identity
        of the  independent  chair  or lead  director,                     Robert  Wright  served as Lead  Director from 2000 to
        and    describe    his   or   her   role   and                     2008.  Warren  Seyffert was  appointed  Lead Director
        responsibilities.  If the Board has  neither a                     on February 12, 2008.
        Chair that is independent  nor a Lead Director
        that is  independent,  describe what the Board                     A  position  description  for the Lead  Director  has
        does   to   provide    leadership    for   its                     been  developed  and  approved by the Board.  Amongst
        independent directors.                                             other things the Lead Director is expected to:

                                                                           (a)  provide leadership to ensure effective functioning
                                                                                of the Board;

                                                                           (b)  lead in the assessment of Board performance;

                                                                           (c)  act as an effective liaison between the Board and
                                                                                management.
-------------------------------------------------------- ----------------- ------------------------------------------------------

-------------------------------------------------------- ----------------- ------------------------------------------------------
                                                           Teck Cominco
Disclosure Requirement under Form 58-101F1                  Compliance     Comments & Discussion
-------------------------------------------------------- ----------------- ------------------------------------------------------
   (g)  Disclose   the   attendance   record  of  each         Yes         Attendance records are fully disclosed on page 10 of
        director for all Board meetings held since the                     this Management Proxy Circular. Directors are
        beginning  of  the  issuer's   most   recently                     expected to attend all meetings of the Board and
        completed financial year.                                          Board committees upon which they serve, to come to
                                                                           such  meetings  fully  prepared,  and  to  remain  in
                                                                           attendance for the duration of the meetings.
-------------------------------------------------------- ----------------- ------------------------------------------------------
2. Disclose  the  text of the Board's written mandate.         Yes         The  Board  of  Directors  Mandate  is  found in this
   If the Board does not have a written  mandate,  how                     Management Proxy Circular at Schedule E.
   the Board delineates its role and responsibilities.
-------------------------------------------------------- ----------------- ------------------------------------------------------
3. (a)  Disclose   whether   or  not  the   Board  has         Yes         A position  description  for the Board and  Executive
        developed  written  position  descriptions for                     Committee Chair and each Board Committee Chair (which
        the  Chair   and  the  Chair  of  each   Board                     are   attached  to  the  relevant   Board   Committee
        committee.  If the  Board  has  not  developed                     Charters)  has been  developed  and  approved  by the
        written  position  descriptions  for the Chair                     Board and can be found on the  Corporation's  website
        and/or  the  Chair  of each  Board  committee,                     at www.teckcominco.com.
        briefly  describe how the Board delineates the
        role  and   responsibilities   of  each   such
        position.
-------------------------------------------------------- ----------------- ------------------------------------------------------
    (b) Disclose whether or not the Board and CEO have         Yes         A written position description for the Chief
        developed a written  position  description for                     Executive Officer has been developed and approved by
        the  CEO.  If  the  Board  and  CEO  have  not                     the Board.
        developed such a position description, briefly
        describe how the Board delineates the role and                     The Chief Executive  Officer reports to the Board and
        responsibilities of the CEO.                                       has general supervision and control over the business
                                                                           and affairs of the Corporation. Amongst other things,
                                                                           the Chief Executive Officer is expected to:

                                                                           (a)  foster  a  corporate   culture  that   promotes
                                                                                ethical   practices,    encourages   individual
                                                                                integrity and fulfils social responsibility;

                                                                           (b)  develop and  recommend to the Board a long-term
                                                                                strategy  and vision for the  Corporation  that
                                                                                leads to creation of shareholder value;

                                                                           (c)  develop  and  recommend  to  the  Board  annual
                                                                                business  plans and  budgets  that  support the
                                                                                Corporation's long-term strategy; and

                                                                           (d)  consistently     strive    to    achieve    the
                                                                                Corporation's financial and operating goals and
                                                                                objectives.
-------------------------------------------------------- ----------------- ------------------------------------------------------

-------------------------------------------------------- ----------------- ------------------------------------------------------
                                                           Teck Cominco
Disclosure Requirement under Form 58-101F1                  Compliance     Comments & Discussion
-------------------------------------------------------- ----------------- ------------------------------------------------------
4. (a)  Briefly describe what measures the Board takes         Yes         The Board has adopted a New Director Orientation
        to orient new directors  regarding the role of                     Program designed to:
        the Board,  its  committees and its directors,
        and the nature and  operation of director with                     (a)  provide   each   new   knowledge    about   the
        a baseline of the issuer's business.                                    Corporation  that  will  serve  as a basis  for
                                                                                informed decision-making;


                                                                           (b)  tailor  the  program  for  each  new  director,
                                                                                taking  into  account  his or her unique mix of
                                                                                skills,  experience,  education,  knowledge and
                                                                                needs; and

                                                                           (c)  deliver  information  over a period  of time to
                                                                                minimize   the   likelihood   of  overload  and
                                                                                maximize the lasting educational impact.

                                                                           The  orientation  program is tailored to the needs of
                                                                           each new director,  and consists of a combination  of
                                                                           written  materials,  one-on-one  meetings with senior
                                                                           management,  site  visits  and  other  briefings  and
                                                                           training as appropriate.
-------------------------------------------------------- ----------------- ------------------------------------------------------
   (b)  Briefly  describe what  measures,  if any, the         Yes         The  Board   recognizes  the  importance  of  ongoing
        Board  takes to provide  continuing  education                     director  education and the need for each director to
        for  its  directors.  If the  Board  does  not                     take personal  responsibility  for this  process.  To
        provide continuing education, describe how the                     facilitate ongoing education, the Corporation:
        Board ensures that its directors  maintain the
        skill and knowledge necessary for them to meet                     (a)  is  developing  a director's  intranet  site to
        their obligations as directors.                                         facilitate  the exchange of views and published
                                                                                information;

                                                                           (b)  encourages   presentations   by  internal   and
                                                                                outside  experts to the Board or  Committees on
                                                                                matters  of   particular   import  or  emerging
                                                                                significance;

                                                                           (c)  receives   regular   briefings  on  matters  of
                                                                                particular interest  in  advance  of  scheduled
                                                                                board meetings; and

                                                                           (d)  participates  in case studies  conducted by the
                                                                                emerging  leaders  of  the  Corporation  on key
                                                                                issues affecting the Corporation.
-------------------------------------------------------- ----------------- ------------------------------------------------------
5. (a)  (i)   Disclose  whether  or not the  Board has          Yes         The Board has adopted a Code of Ethics. The complete
              adopted   a   written   code   for   its                     text  of the  Code  of  Ethics,  as  well  as  other
              directors,  officers and  employees.  If                     governance  related  documents,   can  be  found  at
              the  Board has  adopted a written  code,                     www.teckcominco.com  and are  available  in print to
              disclose  how a person  or  company  may                     any shareholder who requests them.
              obtain a copy of the written code.
-------------------------------------------------------- ----------------- ------------------------------------------------------

-------------------------------------------------------- ----------------- ------------------------------------------------------
                                                           Teck Cominco
Disclosure Requirement under Form 58-101F1                  Compliance     Comments & Discussion
-------------------------------------------------------- ----------------- ------------------------------------------------------
        (ii)  Describe   how   the   Board   monitors          Yes         Management reports quarterly on the operation of the
              compliance  with  its  code,  or if the                      Corporation's   fraud   reporting   system  and  its
              Board  does  not  monitor   compliance,                      Whistleblower Hotline. Staff employees, officers and
              explain   whether  and  how  the  Board                      directors annually certify their compliance with the
              ensures compliance with its code.                            Code of Ethics.
-------------------------------------------------------- ----------------- ------------------------------------------------------
        (iii) If the  Board  has  adopted  a  written          Yes         The Corporation  has not had  occasion  to file  any
              code,  provide a cross-reference to any                      such report.
              material  change report filed since the
              beginning of the issuer's most recently
              completed  financial year that pertains
              to  any   conduct  of  a  director   or
              executive  officer that  constitutes  a
              departure from the code.
-------------------------------------------------------- ----------------- ------------------------------------------------------
   (b)  Describe  any steps the Board  takes to ensure         Yes         Each  director  must possess and exhibit the highest
        directors  exercise  independent  judgment  in                     degree of integrity,  professionalism  and values. A
        considering  transactions  and  agreements  in                     director  who has a real or  perceived  conflict  of
        respect  of  which  a  director  or  executive                     interest regarding any matter under consideration is
        officer has a material interest.                                   required to advise the Board, refrain from debate on
                                                                           the matter and abstain from voting on it.
-------------------------------------------------------- ----------------- ------------------------------------------------------
   (c)  Describe  any other  steps the Board  takes to         Yes         In   conjunction   with   the   introduction   of  a
        encourage  and  promote a culture  of  ethical                     Whistleblower   Hotline  in  2006,  the  Corporation
        business conduct.                                                  released  the  "Doing  What's   Right"   program  to
                                                                           reinforce  the  core  values  set out in the Code of
                                                                           Ethics. Those values will be continually  reinforced
                                                                           through our on-line training  program  introduced in
                                                                           2007.
-------------------------------------------------------- ----------------- ------------------------------------------------------

-------------------------------------------------------- ----------------- ------------------------------------------------------
                                                           Teck Cominco
Disclosure Requirement under Form 58-101F1                  Compliance     Comments & Discussion
-------------------------------------------------------- ----------------- ------------------------------------------------------
6. (a)  Describe   the  process  by  which  the  Board                     The Corporate  Governance and  Nominating  Committee
        identifies    new    candidates    for   Board                     (the "CG&N Committee") is responsible for recruiting
        nomination.                                                        and  proposing  to the full Board new  nominees  for
                                                                           directors.  The CG&N Committee,  in the discharge of
                                                                           its duties:

                                                                           (a)  Executive  Officer  and, on an ongoing  basis,
                                                                                identifies  the mix of expertise and qualities
                                                                                required for the Board;

                                                                           (b)  assesses the attributes  new directors  should
                                                                                have for the appropriate mix to be maintained;

                                                                           (c)  in  consultation  with  the  Board  and  Chief
                                                                                Executive  Officer  and on an  ongoing  basis,
                                                                                maintains a database of potential candidates;

                                                                           (d)  has implemented a procedure to identify,  with
                                                                                as  much   advance   notice  as   practicable,
                                                                                impending  Board  vacancies,  so as  to  allow
                                                                                sufficient   time  for   recruitment  and  for
                                                                                introduction  of  proposed   nominees  to  the
                                                                                existing Board;

                                                                           (e)  develops  a  "short-list"  of  candidates  and
                                                                                arranges  for each  candidate to meet with the
                                                                                CG&N Committee,  the Board Chair and the Chief
                                                                                Executive Officer;

                                                                           (f)  recommends to the Board, as a whole,  proposed
                                                                                nominee(s) and arranges for their introduction
                                                                                to as many Board members as practicable;

                                                                           (g)  ensures  that   prospective   candidates   are
                                                                                informed   of  the   degree  of   energy   and
                                                                                commitment  the  Corporation  expects  of  its
                                                                                directors; and

                                                                           (h)  encourages diversity in the composition of the
                                                                                Board.
-------------------------------------------------------- ----------------- ------------------------------------------------------
   (b)  Disclose  whether  or  not  the  Board  has  a         Yes         The Corporation has a standing CG&N Committee.
        nominating   committee  composed  entirely  of
        independent  directors.  If the Board does not                     Each of the four  directors  who  comprise the
        have a nominating  committee composed entirely                     CG&N Committee is independent. Please refer to
        of independent directors,  describe what steps                     "Director      Independence      and     Other
        the  Board  takes to  encourage  an  objective                     Relationships"  and the  "Report on  Corporate
        nomination process.                                                Governance and Nominating Matters" sections of
                                                                           this Management  Proxy Circular for additional
                                                                           information.
-------------------------------------------------------- ----------------- ------------------------------------------------------

-------------------------------------------------------- ----------------- ------------------------------------------------------
                                                           Teck Cominco
Disclosure Requirement under Form 58-101F1                  Compliance     Comments & Discussion
-------------------------------------------------------- ----------------- ------------------------------------------------------
   (c)  If  the  Board  has  a  nominating  committee,         Yes         The  responsibilities,  powers and  operation of the
        describe  the  responsibilities,   powers  and                     CG&N Committee are set out in its Charter,  which is
        operation of the nominating committee.                             available   on   the   Corporation's    website   at
                                                                           www.teckcominco.com.  Pursuant to the CG&N Committee
                                                                           Charter,  the  purpose of the CG&N  Committee  is to
                                                                           identify the individuals qualified to become members
                                                                           of the Board, to recommend to the Board nominees for
                                                                           election  to the  Board at each  annual  meeting  of
                                                                           shareholders  or to fill  vacancies on the Board and
                                                                           to  address  related  matters.  Please  refer to the
                                                                           "Report  on  Corporate   Governance  and  Nominating
                                                                           Matters"  section of this Management  Proxy Circular
                                                                           for additional information.
-------------------------------------------------------- ----------------- ------------------------------------------------------
7. (a)  Describe   the  process  by  which  the  Board         Yes         Director and officer  compensation is established on
        determines   the    compensation    for   your                     the advice of independent  consultants,  with a view
        Corporation's directors and officers.                              to establishing target compensation at the median of
                                                                           the applicable comparator group. Please refer to the
                                                                           "Compensation   Discussion  and  Analysis"  and  the
                                                                           "Director  Compensation" sections of this Management
                                                                           Proxy  Circular,  as  well as the  response  to 7(d)
                                                                           below for additional information.
-------------------------------------------------------- ----------------- ------------------------------------------------------
   (b)  Disclose  whether  or  not  the  Board  has  a         Yes         The   Corporation   has  a   standing   Compensation
        Compensation  Committee  composed  entirely of                    Committee.  Each of the four  directors who comprise
        independent  directors.  If the Board does not                    the  Compensation  Committee is independent.  Please
        have   a   Compensation   Committee   composed                    refer  to  the  "Director   Independence  and  Other
        entirely of  independent  directors,  describe                    Relationships"  and  "Compensation   Discussion  and
        what  steps  the  Board  takes  to  ensure  an                    Analysis" sections of this Management Proxy Circular
        objective   process   for   determining   such                    for additional information.
        compensation.
-------------------------------------------------------- ----------------- ------------------------------------------------------
   (c)  If the  Board  has a  Compensation  Committee,         Yes         The  responsibilities,  powers and  operation of the
        describe  the  responsibilities,   powers  and                     Compensation  Committee  are set out in its Charter,
        operation of the Compensation Committee.                           which is available on the  Corporation's  website at
                                                                           www.teckcominco.com.  Pursuant  to the  Compensation
                                                                           Committee  Charter,  the purpose of the Compensation
                                                                           Committee is to carry out the Board's responsibility
                                                                           for:

                                                                           (a)  executive  compensation  (including policy and
                                                                                programs);

                                                                           (b)  management development and succession;

                                                                           (c)  Board compensation; and

                                                                           (d)  broadly  applicable  compensation  and benefit
                                                                                programs.  Please  refer to the  "Compensation
                                                                                Discussion  and  Analysis"   section  of  this
                                                                                Management   Proxy   Circular  for  additional
                                                                                information.
-------------------------------------------------------- ----------------- ------------------------------------------------------

-------------------------------------------------------- ----------------- ------------------------------------------------------
                                                           Teck Cominco
Disclosure Requirement under Form 58-101F1                  Compliance     Comments & Discussion
-------------------------------------------------------- ----------------- ------------------------------------------------------
   (d)  If a  compensation  consultant or advisor has,         Yes         In 2006, the Compensation Committee retained the Hay
        at  any  time  since  the   beginning  of  the                     Group  to  advise  them on the  compensation  of the
        issuer's  most  recently  completed  financial                     Chief Executive Officer. Hay Group is an independent
        year,  been retained to assist in  determining                     consultant  having no other  significant  consulting
        compensation for any of the issuer's directors                     relationship  with  the  Corporation.  Mercer's  has
        and  officers,  disclose  the  identity of the                     provided human resources consulting services for the
        consultant  or advisor and  briefly  summarize                     Corporation.   Management  and  the  Committee  will
        the mandate for which they have been retained.                     continue to use  Mercer's  survey data to  benchmark
        If the consultant or advisor has been retained                     the salary,  bonus and long term compensation of the
        to  perform  any  other  work for the  issuer,                     named executive officers.
        state  that  fact  and  briefly  describe  the
        nature of the work.
-------------------------------------------------------- ----------------- ------------------------------------------------------
8. If the Board has standing committees other than the         Yes         The Board has an Executive Committee to enable it to
   Audit,   Compensation,   Corporate   Governance   &                     react quickly to emerging issues and  opportunities;
   Nominating committees,  identify the committees and                     a Pension  Committee  to assist in the  oversight of
   describe their function.                                                the  governance and management of its pension plans;
                                                                           a Reserves  Committee to provide enhanced  oversight
                                                                           of the Corporation's  policies and management of its
                                                                           mineral  and  oil  reserves  and  resources;  and an
                                                                           Environment,  Health & Safety  Committee  to  review
                                                                           corporate policies,  procedures and performance with
                                                                           respect to these important matters.
-------------------------------------------------------- ----------------- ------------------------------------------------------
9. Disclose  whether or not the Board,  its committees         Yes         Each  year  Board   members   complete   a  detailed
   and  individual  directors are  regularly  assessed                     questionnaire which:
   with   respect   to   their    effectiveness    and
   contribution.    If   assessments   are   regularly                     (a)  provides for quantitative  ratings of their and
   conducted,   describe  the  process  used  for  the                          the Board's performance in key areas; and
   assessments.   If  assessments  are  not  regularly
   conducted,  describe how the Board satisfied itself                     ()   seeks  subjective  comment  in  each  of  those
   that it, its committees,  and individual  directors                          areas.
   are performing effectively.
                                                                           The  questionnaire  is administered by the Corporate
                                                                           Secretary  who compiles  the  responses in a summary
                                                                           report. The summary report and individual  responses
                                                                           are reviewed by the Lead  Director and then reported
                                                                           to the full  Board by the  CG&N  Committee.  Matters
                                                                           requiring  follow-up are identified and action plans
                                                                           developed which are monitored by the CG&N Committee.
-------------------------------------------------------- ----------------- ------------------------------------------------------

                              TECK COMINCO LIMITED

                         PROXY - CLASS A COMMON SHARES
                           ANNUAL AND SPECIAL MEETING
                                 APRIL 23, 2008

     THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION

         The undersigned shareholder of TECK COMINCO LIMITED (the "Corporation") hereby appoints Norman B. Keevil, Chairman of the Board of the Corporation, or failing him, Robert J. Wright, a director of the Board of the Corporation or failing him, Donald R. Lindsay, President and Chief Executive Officer, OR ALTERNATIVELY _________________________ as proxyholder of the undersigned to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual and Special Meeting of Shareholders of the Corporation (the "Meeting") to be held on April 23, 2008 and any adjournment thereof. The undersigned hereby acknowledges receipt of the accompanying Notice of Meeting and Management Proxy Circular. The undersigned hereby ratifies and confirms and agrees to ratify and confirm all that the proxyholder may lawfully do by virtue hereof and hereby revokes any proxy previously given.

         Without limiting the general authorization and power hereby given, the proxyholder appointed above is hereby authorized to represent and vote, as specified below, all the shares represented by this proxy:

1.       To  elect  as  directors  all  nominees  named  in  the   accompanying
         Management Proxy Circular.

                  FOR _________      WITHHOLD VOTE _________

2. To appoint PricewaterhouseCoopers LLP as Auditors and to authorize the directors to fix the Auditors' remuneration.

                  FOR _________      WITHHOLD VOTE _________

3. To approve a resolution confirming General By-law No. 1 which governs the affairs of the Corporation.

                  FOR _________      WITHHOLD VOTE _________

4. To approve a resolution confirming By-law No. 2 which amends General By-law No. 1.

                  FOR _________      WITHHOLD VOTE _________

         IF THE PROXYHOLDER APPOINTED ABOVE IS THE NOMINEE OF MANAGEMENT OF THE CORPORATION AND IF THE SHAREHOLDER MAKES NO CHOICE AS ABOVE PROVIDED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR THE MATTERS REFERRED TO IN EACH OF THE ITEMS.

         THE PROXYHOLDER APPOINTED ABOVE HAS THE AUTHORITY TO VOTE THE SHARES REPRESENTED BY THIS PROXY IN HIS OR HER DISCRETION IN RESPECT OF AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

         A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND, VOTE FOR AND ACT ON BEHALF OF THE SHAREHOLDER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE.


         DATED this _______________  day of ______________________ , 2008.


____________________________________    __________________________________
     Signature of Shareholder             (Number of Shares Represented)
                                                               (SEE NOTES OVER)

         This proxy should be dated and signed by the shareholder or the authorized attorney of the shareholder, such authorization (or a notarial copy thereof) to accompany the proxy. Please sign exactly as your name appears on your share certificate. If undated, this proxy will be deemed to bear the date on which it was mailed by management to the shareholder. If the shareholder is a corporation, either its corporate seal must be affixed or the proxy should be signed by a duly authorized officer or attorney of the corporation, such authorization (or a notarial copy thereof) to accompany the proxy. Executors, administrators, trustees, and the like should so indicate when signing on behalf of a shareholder. Where shares are held jointly, each owner must sign.

         By resolution of the directors, proxies to be used at the Meeting must be deposited with the Corporation's Registrar and Transfer Agent, CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M5A 4K9 or if by hand, 320 Bay Street, Banking Hall Level, Toronto, Ontario or to the Corporate Secretary of the Corporation, at the Corporation's registered office located at Suite 600 - 200 Burrard Street, Vancouver, B.C. V6C 3L9 at least 48 hours before the date of the Meeting. The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the date of the Meeting.



IMPORTANT NOTICE - Do you wish to receive interim financial statements? If so, please check the box below and return this form in the envelope provided, even if you choose not to sign this proxy. If you do not check the box, we will assume that you do not wish to receive interim financial statements; however you will continue to receive proxy material.

IF YOU WISH TO RECEIVE TECK COMINCO LIMITED INTERIM FINANCIAL STATEMENTS
PLEASE CHECK HERE       [_]






Your name and address are shown as registered - please notify CIBC Mellon Trust Company of - any change in - your address.

                              TECK COMINCO LIMITED

                   PROXY - CLASS B SUBORDINATE VOTING SHARES
                           ANNUAL AND SPECIAL MEETING
                                 APRIL 23, 2008

          THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION

         The undersigned shareholder of TECK COMINCO LIMITED (the "Corporation") hereby appoints Norman B. Keevil, Chairman of the Board of the Corporation, or failing him, Robert J. Wright, a director of the Board of the Corporation or failing him, Donald R. Lindsay, President and Chief Executive Officer, OR ALTERNATIVELY _________________________ as proxyholder of the undersigned to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual and Special Meeting of Shareholders of the Corporation (the "Meeting") to be held on April 23, 2008 and any adjournment thereof. The undersigned hereby acknowledges receipt of the accompanying Notice of Meeting and Management Proxy Circular. The undersigned hereby ratifies and confirms and agrees to ratify and confirm all that the proxyholder may lawfully do by virtue hereof and hereby revokes any proxy previously given.

         Without limiting the general authorization and power hereby given, the proxyholder appointed above is hereby authorized to represent and vote, as specified below, all the shares represented by this proxy:

1.       To  elect  as  directors  all  nominees  named  in  the   accompanying
         Management Proxy Circular.

                  FOR _________      WITHHOLD VOTE _________

2. To appoint PricewaterhouseCoopers LLP as Auditors and to authorize the directors to fix the Auditors' remuneration.

                  FOR _________      WITHHOLD VOTE _________

3. To approve a resolution confirming General By-law No. 1 which governs the affairs of the Corporation.

                  FOR _________      WITHHOLD VOTE _________

4. To approve a resolution confirming By-law No. 2 which amends General By-law No. 1.

                  FOR _________      WITHHOLD VOTE _________

         IF THE PROXYHOLDER APPOINTED ABOVE IS THE NOMINEE OF MANAGEMENT OF THE CORPORATION AND IF THE SHAREHOLDER MAKES NO CHOICE AS ABOVE PROVIDED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR THE MATTERS REFERRED TO IN EACH OF THE ITEMS.

         THE PROXYHOLDER APPOINTED ABOVE HAS THE AUTHORITY TO VOTE THE SHARES REPRESENTED BY THIS PROXY IN HIS OR HER DISCRETION IN RESPECT OF AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

         A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND, VOTE FOR AND ACT ON BEHALF OF THE SHAREHOLDER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE.


         DATED this _______________  day of ______________________ , 2008.


____________________________________    __________________________________
     Signature of Shareholder             (Number of Shares Represented)
                                                               (SEE NOTES OVER)

         This proxy should be dated and signed by the shareholder or the authorized attorney of the shareholder, such authorization (or a notarial copy thereof) to accompany the proxy. Please sign exactly as your name appears on your share certificate. If undated, this proxy will be deemed to bear the date on which it was mailed by management to the shareholder. If the shareholder is a corporation, either its corporate seal must be affixed or the proxy should be signed by a duly authorized officer or attorney of the corporation, such authorization (or a notarial copy thereof) to accompany the proxy. Executors, administrators, trustees, and the like should so indicate when signing on behalf of a shareholder. Where shares are held jointly, each owner must sign.

         By resolution of the directors, proxies to be used at the Meeting must be deposited with the Corporation's Registrar and Transfer Agent, CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M5A 4K9 or if by hand, 320 Bay Street, Banking Hall Level, Toronto, Ontario or to the Corporate Secretary of the Corporation, at the Corporation's registered office located at Suite 600 - 200 Burrard Street, Vancouver, B.C. V6C 3L9 at least 48 hours before the date of the Meeting. The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the date of the Meeting.



IMPORTANT NOTICE - Do you wish to receive interim financial statements? If so, please check the box below and return this form in the envelope provided, even if you choose not to sign this proxy. If you do not check the box, we will assume that you do not wish to receive interim financial statements; however you will continue to receive proxy material.

IF YOU WISH TO RECEIVE TECK COMINCO LIMITED INTERIM FINANCIAL STATEMENTS
PLEASE CHECK HERE       [_]




Your name and address are shown as registered - please notify CIBC Mellon Trust Company of - any change in - your address.

                              TECK COMINCO LIMITED


Dear Shareholder:

As a  non-registered  shareholder of
TECK   COMINCO   LIMITED,   you  are
entitled   to  receive  our  interim
financial     statements,     annual
financial  statements,  or both.  If
you  wish to  receive  them,  please
either complete and return this card
by  mail  or  submit  your   request
online  (see  address  below).  Your
name  will  then  be  placed  on the
Supplemental Mailing List maintained
by our Transfer Agent and Registrar,
CIBC Mellon Trust Company.

As    long   as   you    remain    a
non-registered shareholder, you will
receive this card each year and will
be required to renew your request to
receive these financial  statements.
If you have any questions about this
procedure,   please   contact   CIBC
Mellon  Trust  Company  by  phone at
1-800-387-0825  or (604) 688-4330 or
at
www.cibcmellon.com/InvestorInquiry.

WE  ENCOURAGE  YOU  TO  SUBMIT  YOUR
REQUEST ONLINE AT
WWW.CIBCMELLON.COM/FINANCIALSTATEMENTS.
OUR COMPANY CODE NUMBER IS 7330A.

NOTE:  Do not  return  this  card by
mail  if  you  have  submitted  your
request online.

                                             REQUEST FOR FINANCIAL STATEMENTS

                                         TO: CIBC Mellon Trust Company

                                         Please add my name to the Supplemental
                                         Mailing List for TECK COMINCO  LIMITED
                                         and send me their financial statements
                                         as indicated below:

                                         INTERIM FINANCIAL STATEMENTS        [_]
                                         ANNUAL FINANCIAL STATEMENTS         [_]

                                         (Please Print)

                                         Name _________________________________

                                         Address ______________________________

                                         ______________________________________

                                         ______________________________________

                                         Postal Code/Zip Code _________________

                              TECK COMINCO LIMITED


TO NON REGISTERED (BENEFICIAL HOLDERS)

Dear Shareholder:

It is our goal to provide investors with access to shareholder communications in an efficient, effective and environmentally friendly way.


ELECTRONIC ACCESS TO SHAREHOLDER COMMUNICATIONS

This method will give shareholders the ability to electronically access the following important company documents easily and quickly:

o        Teck Cominco Limited Annual Report including financial statements
o        Notice of shareholder meetings
o        Information Circular and proxy related materials

This initiative is meant to increase convenience for you, provide benefits to our environment, and reduce costs.

HOW TO ENROLL FOR ELECTRONIC DELIVERY OF DOCUMENTS

If you prefer the electronic option, you must have an electronic mail (e-mail) account and access to the Internet. TO TAKE ADVANTAGE OF ELECTRONIC DELIVERY, PLEASE GO TO WWW.INVESTORDELIVERY.COM AND FOLLOW THE INSTRUCTIONS FOR ENROLLMENT. Please use the 12 character Control Number displayed on the enclosed Voting Instruction Form. If you hold Teck Cominco Limited shares in multiple accounts, you will receive meeting packages and a corresponding Control Number for each account. You must register for each account. Each account will be coded for electronic delivery of documents and you will be notified when companies held in your accounts make them available on-line. An e-mail confirmation of your election(s) for this option will be sent to your e-mail address.

ELECTRONIC VOTING

You may also vote your shares through the Internet. You will receive an e-mail notification on how to access Teck Cominco Limited documents when they become available, as well as a Control Number to enable you to vote your shares through the WWW.PROXYVOTE.COM Internet website. The control number is also displayed on the Voting Instruction Form if you received paper copies of documents.

Your enrollment for this option will remain in effect until you cancel it. You may cancel your enrollment at any time by accessing the WWW.INVESTORDELIVERY.COM website. Please record your Enrollment Number and PIN (personal identification number) in a secure place for future reference.